November 4, 2020

VIA EDGAR CORRESPONDENCE Mr. Chris Edwards Securities and Exchange Commission Office of Life Sciences Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Sotera Health Company

  Registration Statement on Form S-1

  Initially Confidentially Submitted September 2, 2020

  Initially filed October 23, 2020

  File No. 333-249648

Dear Mr. Edwards:

On behalf of our client, Sotera Health Company (the “Company”), we submit this letter to provide the information as discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone, containing disclosure that the Company intends to include in the prospectus to be filed upon launch of the road show with respect to the offering of shares described in the Registration Statement referenced above. Such disclosures are in the form attached as (i) Annex A hereto, which sets forth the draft unaudited consolidated financial statements of the Company for the nine months ended September 30, 2020, (ii) Annex B hereto, which sets forth the draft Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 and (iii) Annex C hereto, which sets forth certain other draft disclosures related to the use of proceeds for the offering, including disclosures requested by the Staff in its letter dated September 29, 2020, with respect to the above-referenced Registration Statement on Form S-1 confidentially submitted on September 2, 2020.

Mr. Chris Edwards

Securities and Exchange Commission

For the Staff’s reference, we are also sending, under separate cover, a copy marked to show all changes included in the annexes hereto from the Registration Statement filed on October 23, 2020.

*    *    *

Please direct any comments regarding this submission to David Lopez at (212) 225-2632.

Very truly yours,

/s/ David Lopez
David Lopez

cc:	Tracie Mariner

Sasha Parikh

Dorrie Yale

            Securities and Exchange Commission

Michael B. Petras, Jr.

Matthew J. Klaben

            Sotera Health Company

Arthur D. Robinson

John C. Ericson

            Simpson Thacher & Bartlett LLP

ANNEX A

Sotera Health Company

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of
	September 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$108,276	$62,863
Restricted cash short-term	169	162
Accounts receivable, net of allowance for uncollectible accounts of $791 in 2020 and $787 in 2019	87,083	88,644
Inventories, net	29,153	37,396
Prepaid expenses and other current assets	60,050	52,644
Income taxes receivable	23,774	10,645

Total current assets	308,505	252,354
Property, plant, and equipment, net	581,239	581,954
Operating lease assets	46,903	—
Investment in unconsolidated affiliate	12,857	—
Deferred income taxes	2,354	2,252
Other assets	9,436	12,243
Other intangible assets, net	647,129	696,006
Goodwill	1,091,581	1,035,865

Total assets	$2,700,004	$2,580,674

Liabilities and equity
Current liabilities:
Accounts payable	$43,673	$42,004
Accrued liabilities	64,707	58,536
Deferred revenue	4,080	3,631
Current portion of long-term debt, including revolver	21,200	16,331
Current portion of finance lease obligations	1,044	1,288
Current portion of operating lease obligations	9,371	—
Current portion of asset retirement obligations	620	2,200

Total current liabilities	144,695	123,990
Long-term debt, less current portion	2,888,780	2,800,873
Finance lease obligations, less current portion	30,743	29,883
Operating lease obligations, less current portion	39,918	—
Noncurrent asset retirement obligations	43,115	42,996
Deferred lease income	20,404	21,375
Post-retirement obligations	26,440	31,266
Mandatorily redeemable noncontrolling interest	13,625	13,625
Noncurrent liabilities	17,283	20,563
Deferred income taxes	137,002	137,235

Total liabilities	3,362,005	3,221,806
Commitments and contingencies (Note 18)
Equity:
Common stock, with $0.01 par value, [ ] shares authorized, [ ] shares issued and outstanding at
September 30, 2020, and December 31, 2019	—	—
Additional paid-in capital	4,019	—
Retained deficit	(543,124)	(548,187)
Accumulated other comprehensive loss	(124,753)	(94,387)

Total equity (deficit) attributable to Sotera Health Company	(663,858)	(642,574)
Noncontrolling interests	1,857	1,442

Total equity (deficit)	(662,001)	(641,132)

Total liabilities and equity (deficit)	$2,700,004	$2,580,674

Share amounts and per share data give retroactive effect to the [    ]-for-[    ] stock split that will be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

See notes to unaudited consolidated financial statements.

Sotera Health Company

Consolidated Statements of Operations and Comprehensive Income (Loss)

(thousands of U.S. dollars, except per share amounts)

	Nine Months Ended
	September 30, 2020		September 30, 2019
	(Unaudited)
Revenues:
Service		$524,025		$501,875
Product		77,288		82,967

Total net revenues		601,313		584,842
Cost of revenues:
Service		247,386		248,406
Product		30,932		38,226

Total cost of revenues		278,318		286,632

Gross profit		322,995		298,210
Operating expenses:
Selling, general and administrative expenses		125,369		110,360
Amortization of intangible assets		43,989		43,942
Impairment of long-lived assets		—		5,781

Total operating expenses		169,358		160,083

Operating income		153,637		138,127
Interest expense, net		167,142		114,478
Foreign exchange (gain) loss		(5,370)		8,444
Other income, net		(4,353)		(4,746)

Income (loss) before income taxes		(3,782)		19,951
Provision (benefit) for income taxes		(9,677)		12,630

Net income		5,895		7,321
Less: Net income attributable to noncontrolling interests		832		271

Net income attributable to Sotera Health Company		$5,063		$7,050

Other comprehensive (loss) income net of tax:
Pension and post-retirement benefits (net of taxes of $236 and $137), respectively)		$700		$(409)
Interest rate swaps (net of taxes of ($63), and $172, respectively)		(179)		509
Foreign currency translation		(31,304)		10,968

Comprehensive income (loss)		(24,888)		18,389
Less: comprehensive income attributable to noncontrolling interests		832		156

Comprehensive income (loss) attributable to Sotera Health Company		$(25,720)		$18,233

Earnings per share
Basic and diluted	$	[ ]	$	[	]
Pro forma basic and diluted (unaudited)		[ ]		[	]
Weighted average number of shares outstanding
Basic and diluted		[ ]		[	]
Pro forma basic and diluted (unaudited)		[ ]		[	]

Share amounts and per share data give retroactive effect to the [    ]-for-[    ] stock split that will be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

See notes to unaudited consolidated financial statements.

Sotera Health Company

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2020	September 30, 2019
	(Unaudited)
Operating activities
Net income	$5,895	$7,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	47,334	50,085
Amortization of intangible assets	59,824	60,043
Impairment of long-lived assets	—	5,781
Deferred income taxes	(178)	(13,023)
Share-based non-cash compensation expense	4,019	5,120
Accretion of asset retirement obligations	1,502	1,507
Unrealized foreign exchange (gains) / losses	(10,006)	11,655
(Gain)/loss on embedded derivative instruments	579	(153)
Amortization of debt issuance costs	8,828	5,901
Other	(5,096)	(3,719)
Changes in operating assets and liabilities:
Accounts receivable	4,533	10,488
Inventories	7,175	1,203
Other current assets	(2,697)	10,942
Accounts payable	(7,848)	(13,985)
Accrued liabilities	3,030	3,266
Income taxes payable/receivable	(20,057)	(2,741)
Other liabilities	412	(799)
Other long-term assets	1,491	82

Net cash provided by operating activities	98,740	138,974
Investing activities
Purchases of property, plant and equipment	(33,640)	(36,636)
Purchase of Iotron Industries Canada, Inc., net of cash acquired	(106,280)	—

Net cash used in investing activities	(139,920)	(36,636)
Financing activities
Proceeds from borrowings	150,000	318,400
Payments of debt issuance costs	(3,898)	(3,461)
Dividends and distributions to shareholders	—	(411,053)
Payments on debt	(61,025)	(11,696)
Other	(1,116)	(1,001)

Net cash provided by (used in) financing activities	83,961	(108,811)
Effect of exchange rate changes on cash and cash equivalents	2,639	(4,030)

Net increase (decrease) in cash and cash equivalents, including restricted cash	45,420	(10,503)
Cash and cash equivalents, including restricted cash, at beginning of period	63,025	96,786

Cash and cash equivalents, including restricted cash, at end of period	$108,445	$86,283

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$163,965	$92,448
Cash paid during the period for income taxes, net of tax refunds received	9,650	26,638
Equipment purchases included in accounts payable	8,494	3,820

See notes to unaudited consolidated financial statements.

Sotera Health Company

Consolidated Statements of Equity (Unaudited)

(thousands of U.S. dollars, except share amounts)

	Shares Common Stock		Amount Common Stock	Additional Paid-In Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity (Deficit)
Balance at January 1, 2019	[	]	$—	$164,733	$(10,418)	$(109,957)	$1,132	$45,490
Cumulative-effect adjustment upon adoption of ASU 2014-09	—		—	—	2,635	—	—	2,635
Distributions to shareholders				(169,853)	(241,200)			(411,053)
Share-based compensation	—		—	5,120	—	—	—	5,120
Comprehensive income (loss):
Pension and post-retirement plan adjustments, net of tax	—		—	—	—	(409)	—	(409)
Foreign currency translation	—		—	—	—	10,968	(115)	10,853
Interest rate swaps	—		—	—	—	509	—	509
Net income	—		—	—	7,050	—	271	7,321

Balance at September 30, 2019	[	]	$—	$—	$(241,933)	$(98,889)	$1,288	$(339,534)

Balance at January 1, 2020	[	]	$—	$—	$(548,187)	$(94,387)	$1,442	$(641,132)
Share-based compensation	—		—	4,019	—	—	—	4,019
Comprehensive income (loss):
Pension and post-retirement plan adjustments, net of tax	—		—	—	—	700	—	700
Foreign currency translation	—		—	—	—	(30,887)	(417)	(31,304)
Interest rate swaps	—		—	—	—	(179)	—	(179)
Net income	—		—	—	5,063	—	832	5,895

Balance at September 30, 2020	[	]	$—	$4,019	$(543,124)	$(124,753)	$1,857	$(662,001)

Share amounts give retroactive effect to the [    ]-for-[    ] stock split to be effected prior to the effectiveness of the registration statement of which this prospectus is a part.

See notes to unaudited consolidated financial statements.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Sotera Health Company (also referred to herein as the “Company,” “we,” “our,” “us” or “its”), is a fully integrated provider of mission-critical health sciences, lab services and sterilization solutions with operations primarily in the Americas, Europe and Asia.

The accompanying consolidated financial statements include the assets, liabilities, operating results, and cash flows of the Company and its wholly owned subsidiaries prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. These unaudited interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and accompanying notes for the year ended December 31, 2019.

The accompanying interim financial statements are unaudited, but reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the financial statements. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. We regularly evaluate the accounting policies and estimates used. Actual results could differ from these estimates. The reported results of operations are not necessarily indicative of results of operations for any future period.

We operate and report in three segments, Sterigenics, Nordion and Nelson Labs. We describe our business segments in the Segment Information note. All significant intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests represents the noncontrolling stockholders’ proportionate share of the total equity in the Company’s consolidated subsidiaries. As of September 30, 2020, our subsidiaries were wholly owned by us, except for noncontrolling interests of 15% and 33% in our two China subsidiaries. In addition, a 15% noncontrolling interest remains from the August 2018 acquisition of Gibraltar Laboratories, Inc. (now known as Nelson Laboratories Fairfield, Inc.). We consolidate the results of operations of these subsidiaries with our results of operations and reflect the noncontrolling interests in our two China subsidiaries on our consolidated statements of operations and comprehensive income (loss) as “Net income (loss) attributable to noncontrolling interests.” Our required future purchase of 15% noncontrolling interest in Nelson Laboratories Fairfield, Inc. is considered mandatorily redeemable, and therefore no earnings are allocated to this noncontrolling interest.

In the third quarter of 2020, we identified an immaterial error in previously issued financial statements as a result of incorrectly recording the foreign exchange (gain)/loss in a U.S. dollar denominated loan between a U.S. subsidiary and European subsidiary. We have evaluated this error and concluded it to be immaterial in consideration of the September 30, 2020 financial statements and previously issued financial statements, based on an analysis of quantitative and qualitative factors affecting each prior reporting period. We reflected the correction of this immaterial error within these financial statements for the period ended September 30, 2020, the effect of which increased foreign exchange (gain)/loss and net income by $2.2 million.

2. Recent Accounting Standards Updates

Adoption of New Accounting Standards

Effective January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) which was issued by the Financial Accounting Standards Board (“FASB”) in 2016. The new standard requires substantially all leases to be reported on the balance sheet as right-of-use assets and lease obligations. It also increases disclosure of key information about leasing arrangements. We adopted the new guidance using the optional transition method, which required application of the new guidance to only leases that existed at the date of adoption. We also elected the “package of practical expedients,” which permitted us to not reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The adoption of the new standard resulted in the recognition of right-of-use assets and lease liabilities of $47.4 million and $48.9 million as of January 1, 2020, respectively. The standard did not have a material impact on our consolidated statements of operations and comprehensive income (loss) or on our consolidated statements of cash flows.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting due to the cessation of the London Interbank

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Offered Rate (“LIBOR”). The amendments in this update are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this standard effective March 12, 2020. The adoption of this standard had no effect in the nine months ended September 30, 2020, and its future impact will depend on the manner in which the Company and its lenders ultimately address the removal of LIBOR as it relates to the long-term debt arrangements described in the Debt Obligations note.

Accounting Standards Issued But Not Yet Adopted

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. As an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies or at which time we conclude it is appropriate to avail ourselves of early adoption provisions of applicable standards. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“ASU 2016-13”): Measurement of Credit Losses on Financial Instruments and subsequently issued additional guidance that modified ASU 2016-13. The standard requires an entity to change its accounting approach in determining impairment of certain financial instruments, including trade receivables, from an “incurred loss” to a “current expected credit loss” model. The standard will be effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within such fiscal years. Early adoption is permitted. We are currently assessing the effect that ASU 2016-13 will have on our financial position, results of operations, and disclosures.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The standard simplifies the accounting for income taxes and makes a number of changes meant to add or clarify guidance on accounting for income taxes. This update is effective for annual and interim financial statement periods beginning after December 15, 2022, with early adoption permitted in any interim period for which financial statements have not yet been filed. We are currently assessing the effect that ASU 2019-12 will have on our financial position, results of operations and disclosures.

3. Revenue Recognition

The following table shows disaggregated net revenues from contracts with external customers by timing of revenue and by segment for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30, 2020
	Sterigenics	Nordion	Nelson Labs	Consolidated
Point in time	$363,955	$86,034	$—	$449,989
Over time	—	—	151,324	151,324

Total	$363,955	$86,034	$151,324	$601,313

	Nine months ended September 30, 2019
	Sterigenics	Nordion	Nelson Labs	Consolidated
Point in time	$350,387	$91,869	$—	$442,256
Over time	—	—	142,586	142,586

Total	$350,387	$91,869	$142,586	$584,842

Contract Balances

As of September 30, 2020 and December 31, 2019, contract assets included in “Prepaid expenses and other current assets” on the consolidated balance sheets totaled approximately $14.0 million and $8.5 million, respectively, resulting from revenue recognized over time in excess of the amount billed to the customer.

When we receive consideration from a customer prior to transferring goods or services under the terms of a sales contract, we record deferred revenue, which represents a contract liability. Deferred revenue totaled $4.1 million and $3.6 million at September 30, 2020 and December 31, 2019, respectively. We recognize deferred revenue after we have transferred control of the goods or services to the customer and all revenue recognition criteria are met.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

4. Acquisitions

Iotron Industries Canada, Inc. Acquisition

On July 31, 2020, we acquired Iotron Industries Canada, Inc. (“Iotron”) for approximately $106.3 million, subject to customary working capital and other adjustments. Iotron is an independent contact sterilizer with two North American locations in Vancouver, Canada, and Columbia City, Indiana. Each location uses proprietary high energy electron beam technology to process products for orthopedic, medical device, plastics, and agricultural businesses. As part of this acquisition, we also acquired Iotron’s 60% equity ownership interest in a joint venture to construct an E-beam facility in Alberta, Canada. The E-beam facility is under construction and is not expected to be operating until mid-2021. The joint venture is accounted for using the equity method. The acquisition was financed by the issuance of $100.0 million of 1st lien notes due 2026. Refer to the Debt Obligations note for additional details.

The opening balance sheet for the Iotron acquisition reflects the net tangible and intangible assets acquired and liabilities assumed at their estimated fair values at the acquisition date.

The preliminary estimated fair value of the underlying acquired assets and assumed liabilities at July 31, 2020, the date of the Iotron acquisition, was as follows:

(thousands of U.S. dollars) Preliminary allocation of purchase price to the fair value of net assets acquired (net of cash acquired):	Amounts Recognized as of July 31, 2020
Goodwill	$64,235
Other intangible assets	16,427
Property, plant, and equipment	13,799
Working capital, net	1,105
Investment in unconsolidated affiliate	12,881
Assumed long-term liabilities	(1,270)
Other assets/liabilities, net	(897)

Total estimated purchase price	$106,280

The fair value of all the above assets acquired and liabilities assumed are preliminary in nature since the fair value analyses are not yet complete. Changes to the allocation of the purchase price may occur as these analyses are completed.

Approximately $64.2 million of goodwill was recorded related to the Iotron acquisition, representing the excess of the purchase price over estimated fair values of all the assets acquired and liabilities assumed. The fair values allocated to goodwill and tangible and intangible assets are deductible for tax purposes. The qualitative elements of goodwill primarily represent the expanded future growth opportunities for the combined company and the addition of Iotron’s highly skilled workforce. We recorded $14.0 million, $0.9 million, and $1.5 million for intangible assets as part of the acquisition related to customer relationships, proprietary technology, and employee non-compete agreements, respectively. The estimated useful lives of the identifiable finite-lived intangible assets range from 5 to 15 years.

Iotron’s results of operations are included in our consolidated financial statements from the date of the transaction within the Sterigenics segment. The unaudited pro forma consolidated results for the nine-month periods ending September 30, 2020 and 2019, are reflected in the pro forma table below had the transaction occurred on January 1, 2019. The following unaudited supplemental pro forma financial information is based on our historical consolidated financial statements and Iotron’s historical consolidated financial statements, as adjusted for amortization of acquired intangible assets, an increase in interest expense resulting from interest on the First Lien Notes to finance the acquisition, and to reflect the change in the estimated income tax rate for federal and state purposes.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

(thousands of U.S. dollars)	Nine months ended September 30,
Nine Months Ended September 30,	2020	2019
Net revenues	$616,144	$598,935
Net income	7,840	4,941

Net revenues and net income from the Iotron acquisition included in the Company’s results since July 31, 2020, the date of the acquisition, were $3.6 million and $0.9 million, respectively.

In connection with the Iotron acquisition, we incurred approximately $2.8 million in transaction costs for the nine months ended September 30, 2020, which were included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

5. Inventories

Inventory consists primarily of the following:

(thousands of U.S. dollars)	September 30, 2020	December 31, 2019
Raw materials and supplies	$22,385	$29,640
Work-in-process	1,067	1,961
Finished goods	5,795	5,892

Inventories	29,247	37,493
Reserve for excess and obsolete inventory	(94)	(97)

Inventories, net	$29,153	$37,396

The inventories as of September 30, 2020 and December 31, 2019 are held at Nordion.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of the following:

(thousands of U.S. dollars)	September 30, 2020	December 31, 2019
Prepaid taxes	$23,929	$18,614
Prepaid employee payroll	3,443	773
Prepaid business insurance	1,744	3,422
Prepaid rent	1,145	1,088
Accrual for revenue from customers	14,022	8,508
Insurance and indemnification receivables	2,751	2,751
Current deposits	651	5,060
Prepaid maintenance contracts	300	397
Derivative instruments (see Financial Instruments and Financial Risk note)	159	242
Value added tax receivable	732	1,034
Prepaid software licensing	1,471	1,089
Stock supplies	2,529	2,263
Other	7,174	7,403

Prepaid expenses and other current assets	$60,050	$52,644

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

7. Property, Plant and Equipment

As discussed in the Commitments and Contingencies note, we have been involved in litigation related to our ethylene oxide sterilization operations in Willowbrook, Illinois. On September 30, 2019, we announced plans to exit our operations in Willowbrook citing the unstable legislative and regulatory landscape in Illinois as well as the expiration of the primary Willowbrook facility lease. Prior to this decision, we had approximately $9.8 million in net book value of fixed assets at the Willowbrook facilities, including $1.8 million of construction in process. Based on our initial assessment of fixed assets that can be transferred to other Sterigenics’ facilities, we recorded a fixed asset impairment of approximately $5.8 million as recognized in “Impairment of long-lived assets” in the consolidated statement of operations and comprehensive income (loss) for the nine months ended September 30, 2019. Further, in conjunction with the decision not to reopen our Willowbrook facilities, we incurred certain restructuring costs consisting of employee termination benefits totaling $1.1 million in the nine months ended September 30, 2019. The $1.1 million in costs represents all termination benefits costs expected to be incurred in connection with the Willowbrook closure, and were included in “Cost of revenues” on the consolidated statement of operations and comprehensive income (loss) and are included in our Sterigenics segment. Decommissioning of the Willowbrook facilities began in October 2019 and is anticipated to take until the end of 2020. At September 30, 2020 and December 31, 2019, we had an asset retirement obligation of approximately $0.6 million and $2.2 million representing our estimate of the costs to decommission the Willowbrook operations. This liability is included in “Current portion of asset retirement obligations” and “Noncurrent asset retirement obligations” within the consolidated balance sheets.

8. Goodwill and Other Intangible Assets

Changes to goodwill for the nine months ended September 30, 2020 were as follows:

(thousands of U.S. dollars)	Sterigenics	Nordion	Nelson Labs	Total
Goodwill at December 31, 2019	$612,689	$281,890	$141,286	$1,035,865
Iotron acquisition, preliminary estimate	64,235	—	—	64,235
Changes due to foreign currency exchange rates	(2,812)	(7,278)	1,571	(8,519)

Goodwill at September 30, 2020	$674,112	$274,612	$142,857	$1,091,581

Other intangible assets consist of the following as of:

(thousands of U.S. dollars) September 30, 2020	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets
Customer relationships	$628,115	$292,310
Proprietary technology	88,627	35,527
Trade name	144	92
Land-use rights	9,111	1,203
Sealed source and supply agreements	229,579	84,688
Other	1,848	392

Total finite-lived intangible assets	957,424	414,212

Indefinite-lived intangible assets
Regulatory licenses and other (1)	78,021	—
Trade name / trademark	25,895	—

Total indefinite-lived intangible assets	103,916	—

Total	$1,061,340	$414,212

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

December 31, 2019	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets
Customer relationships	$612,068	$248,931
Proprietary technology	87,971	30,224
Trade name	7,201	1,860
Land-use rights	8,896	1,011
Sealed source and supply agreements	235,706	74,825
Other	336	243

Total finite-lived intangible assets	952,178	357,094

Indefinite-lived intangible assets
Regulatory licenses and other (1)	80,103	—
Trade name / trademark	20,819	—

Total indefinite-lived intangible assets	100,922	—

Total	$1,053,100	$357,094

(1)

Includes certain transportation certifications, a class 1B nuclear license and other intangibles related to obtaining such licensure. These assets are considered indefinite-lived as the decision for renewal by the Canadian Nuclear Safety Commission is highly based on a licensee’s previous assessments, reported incidents, and annual compliance and inspection results. New applications for license can take a significant amount of time and cost; whereas an existing licensee with a historical record of compliance and current operating conditions more than likely ensures renewal for another 10 year license period as Nordion has demonstrated over its 70 years of history.

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

Amortization expense for other intangible assets was $59.8 million and $60.0 million for the nine months ended September 30, 2020 and 2019, respectively. Of the amortization expense referenced above, $15.8 million and $16.1 million is included in “Cost of revenues” for the nine months ended September 30, 2020 and 2019, respectively. The remainder of the amortization in each of the aforementioned periods is included in “Selling, general and administrative expenses” in the consolidated statements of operations and comprehensive income (loss).

The estimated aggregate amortization expense for finite-lived intangible assets for each of the next five years and thereafter is as follows:

(thousands of U.S. dollars)
For the remainder of 2020	$20,181
2021	81,065
2022	77,215
2023	77,208
2024	76,432
Thereafter	211,111

Total	$543,212

The weighted-average remaining useful life of the finite-lived intangible assets was approximately 10 years as of September 30, 2020.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

9. Accrued Liabilities

Accrued liabilities consist of the following at:

(thousands of U.S. dollars)	September 30, 2020	December 31, 2019
Accrued employee compensation	$31,876	$28,912
Legal reserves	2,751	2,751
Accrued interest expense	2,014	10,648
Embedded derivatives	4,271	3,478
Professional fees	14,051	4,329
Accrued utilities	1,281	1,135
Insurance accrual	1,195	1,241
Accrued taxes	3,202	2,363
Other	4,066	3,679

Accrued liabilities	$64,707	$58,536

10. Debt Obligations

Long-term debt obligations consist of the following:

(thousands of U.S. dollars)	September 30, 2020	December 31, 2019
Term loan, due 2026	$2,109,400	$2,120,000
Senior notes, due 2027	770,000	770,000
Senior notes, due 2026	100,000	—
Other long-term debt	450	881

Total debt	2,979,850	2,890,881
Less current portion	(21,200)	(16,331)
Less unamortized debt issuance costs and debt discounts	(69,870)	(73,677)

Total long-term debt, less current portion and debt issuance costs and debt discounts	$2,888,780	$2,800,873

Debt Facilities

Senior Secured Credit Facilities

On December 13, 2019, Sotera Health Holdings, LLC (“SHH”), our wholly owned subsidiary, entered into new senior secured first lien credit facilities (the “Senior Secured Credit Facilities”) and settled its previously outstanding term loan and senior notes.

The Senior Secured Credit Facilities consist of both a senior secured first lien term loan (the “Term Loan”) and a $190.0 million senior secured first lien revolving credit facility (the “Revolving Credit Facility”). The Term Loan matures on December 13, 2026, and the Revolving Credit Facility matures on December 13, 2024. The Senior Secured Credit Facilities also provide SHH the right at any time and under certain conditions to request incremental term loans or incremental revolving credit commitments based on a formula defined in the Senior Secured Credit Facilities. As of September 30, 2020, total borrowings under the Term Loan were $2,109.4 million.

Beginning on June 30, 2020, the Term Loan is paid in equal quarterly installments in aggregate annual amounts equal to 1.00% of the Term Loan original principal amount, while the remaining balance matures on December 13, 2026. The Term Loan may bear interest at LIBOR or an alternate base rate (“ABR”) subject to a 1.00% floor plus, an incremental margin of 4.50% in the case of LIBOR loans and 3.50% in the case of ABR loans. The weighted average interest rate on borrowings under the Term Loan at September 30, 2020 was 5.50%.

As of September 30, 2020, and December 31, 2019, capitalized debt issuance costs totaled $4.3 million and $4.7 million, respectively, and debt discounts totaled $39.3 million and $44.0 million, respectively, related to the Senior Secured Credit Facilities. Such costs are recorded as a reduction of debt on our consolidated balance sheets and amortized as a component of interest expense over the term of the debt agreement.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) an ABR or (b) a LIBOR rate. The applicable margin under the Revolving Credit Facility may be reduced by reference to a leverage-based pricing grid with step-downs of 0.25% at a specified senior secured first lien net leverage ratio. In addition to paying interest on any outstanding borrowings under the Revolving Credit Facility, SHH is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder and customary letter of credit fees. The Revolving Credit Facility contains a maximum senior secured first lien net leverage ratio covenant of 9.00 to 1.00, tested on the last day of each fiscal quarter if, on the last day of such fiscal quarter, the sum of (i) the aggregate principal amount of the revolving loans then outstanding under the Revolving Credit Facility, plus (ii) the aggregate amount of letter of credit (“LC”) disbursements that have not been reimbursed within two business days following the end of the fiscal quarter, exceeds the greater of $76.0 million and 40.0% of the aggregate principal amount of the revolving commitments then in effect. Although this covenant did not apply as the conditions were not met, as of September 30, 2020 the first lien net leverage ratio, as defined in the Revolving Credit Facility, was approximately 5.10 to 1.00.

As of September 30, 2020, there were no borrowings on the Revolving Credit Facility. SHH borrowed $50.0 million on the Revolving Credit Facility during the first quarter of 2020 which was repaid in the second quarter of 2020. The interest rate on the borrowings under the Revolving Credit Facility averaged approximately 5.0%.

The Senior Secured Credit Facilities contain additional covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our restricted subsidiaries to engage in certain activities, such as incur indebtedness or permit to exist any lien on any property or asset now owned or hereafter acquired, as specified in the debt facility. The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including upon a change of control. As of September 30, 2020, we were in compliance with all the Senior Secured Credit Facilities covenants.

All of SHH’s obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the Senior Secured Credit Facilities.

Outstanding letters of credit are collateralized by encumbrances against the Revolving Credit Facility and the collateral pledged thereunder, or by cash placed on deposit with the issuing bank. As of September 30, 2020, the Company had $64.3 million of letters of credit issued against the Revolving Credit Facility, resulting in total availability under the Revolving Credit Facility of $125.7 million.

First Lien Notes

On July 31, 2020, SHH issued $100.0 million aggregate principal amount of senior secured first lien notes due 2026 (the “First Lien Notes”), which mature on December 13, 2026. The First Lien Notes bear interest at a rate equal to LIBOR subject to a 1.00% floor plus 6.00% per annum. Interest is payable on a quarterly basis with no principal due until maturity. The weighted average interest rate on the First Lien Notes at September 30, 2020 was 7.00%.

SHH is entitled to redeem all or a portion of the First Lien Notes, at any time and from time to time, subject to certain premiums depending on the date of redemption: any time on or prior to July 31, 2021, a customary make-whole premium applies and, thereafter, specified premiums that decline to zero apply (in each case as described in the indenture governing the First Lien Notes).

All of SHH’s obligations under the First Lien Notes are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the First Lien Notes, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the First Lien Notes. Such collateral is substantially the same collateral that secures the Senior Secured Credit Facilities and Second Lien Notes. Such collateral securing the First Lien Notes ranks pari passu with that of the Senior Secured Credit Facilities and has priority over the collateral securing the Second Lien Notes.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

At September 30, 2020, capitalized debt issuance costs were $0.7 million and debt discounts were $2.9 million, respectively, related to the First Lien Notes, which are recorded as a reduction of debt on our consolidated balance sheets and amortized into interest expense over the term of the debt agreement.

Second Lien Notes

On December 13, 2019, SHH issued $770.0 million aggregate principal amount of senior secured second lien notes due 2027 (the “Second Lien Notes”), which mature on December 13, 2027. The Second Lien Notes bear interest at a rate equal to LIBOR subject to a 1.00% floor plus 8.00% per annum. The weighted average interest rate on the Second Lien Notes at September 30, 2020 was 9.00%.

SHH is entitled to redeem all or a portion of the Second Lien Notes, at any time and from time to time, subject to certain premiums depending on the date of redemption: any time on or prior to December 13, 2020, a customary make-whole premium applies and, thereafter, specified premiums that decline to zero apply (in each case as described in the indenture governing the Second Lien Notes). In addition, under certain circumstances, such as an initial public offering or certain changes of control, SHH has certain additional redemption rights (as described in the indenture governing the Second Lien Notes).

All of SHH’s obligations under the Second Lien Notes are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the Second Lien Notes, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the Second Lien Notes. Such collateral is substantially the same collateral that secures the Senior Secured Credit Facilities and the First Lien Notes, and any security interest or lien on shared collateral securing the Senior Secured Credit Facilities or the First Lien Notes shall have priority over any security interest or lien on shared collateral securing the Second Lien Notes.

At September 30, 2020 and December 31, 2019, capitalized debt issuance costs were $1.6 million and $1.8 million and debt discounts were $21.0 million and $23.2 million, respectively, related to the Second Lien notes, which are recorded as a reduction of debt on our consolidated balance sheets and amortized into interest expense over the term of the debt agreement.

11. Income Taxes

Income tax expense is provided on an interim basis based upon our estimate of the annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and the taxing jurisdictions where the earnings will occur, the impact of state and local taxes, our ability to utilize tax credits and net operating loss carryforwards and available tax planning alternatives.

Our effective tax rate was (255.9%) and 63.3% for the nine months ended September 30, 2020 and 2019, respectively. Income tax expense (benefit) for the nine months ended September 30, 2020 and 2019 differs from the statutory rate primarily due to the impact of global intangible low-taxed income (“GILTI”) (including final 951A regulations), the foreign rate differential, and non-deductible expenses.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic, and among other things, provides tax relief to businesses. Tax provisions of the CARES Act include retroactive increases in the limitation on the deductibility of interest expense from 30% to 50% for tax years beginning in 2019 or 2020, and other provisions. As a result of the increased limitation on the deductibility of interest expense, we recognized a current tax benefit of $8.7 million in the nine months ended September 30, 2020 related to 2019 interest expense previously recorded as deferred. In addition, we currently estimate an additional $8.2 million current tax benefit for the 2020 tax year, which will be recognized in the fourth quarter. The increased limitation under the CARES Act resulted in a first quarter 2020 reversal of the $5.6 million valuation allowance recorded at the end of the 2019 tax year.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

On July 23, 2020, final 951A regulations were published that exempts income subject to a high rate of foreign tax from inclusion as GILTI for tax years beginning after December 31, 2017. The reduction in Adjusted Taxable Income (“ATI”) realized as a result of the final 951A regulations resulted in a $36.2 million valuation allowance recorded in the quarter ended September 30, 2020.

Our current estimate of 2020 current tax expense related to GILTI is $1.5 million, a reduction of $11.2 million from prior estimates, and is considered as a component of our estimated annual effective tax rate calculation. In 2019 and 2018, we recognized GILTI current tax expense of $10.3 million and $5.6 million, respectively. As a result of final 951A regulations, the 2019 and 2018 GILTI tax was reduced to $2.4 million and $0, respectively, and was recognized as a reduction to income tax expense in the third quarter of 2020.

12. Employee Benefits

The Company sponsors various post-employment benefit plans including, in certain countries outside the U.S., defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees, the majority of which relate to Nordion.

Defined benefit pension plan

The interest cost and expected return on plan assets are recorded in “Other income, net” and the service cost component is included in the same financial statement line item as the applicable employee’s wages in the consolidated statements of operations and comprehensive income (loss). The components of net periodic pension cost for the plans for the nine months ended September 30, 2020 and 2019 were as follows:

(thousands of U.S. dollars)	Nine months ended September 30,
Pension	2020	2019
Service cost	$821	$859
Interest cost	5,974	6,379
Expected return on plan assets	(10,712)	(9,896)
Amortization of net actuarial (gain) loss	588	—

Net periodic (benefit) cost	$(3,329)	$(2,658)

Other benefit plans

Other benefit plans include a supplemental retirement arrangement, a retirement and termination allowance, and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of other post-retirement benefit plans for the nine months ended September 30, 2020 and 2019 were as follows:

(thousands of U.S. dollars)	Nine months ended September 30,
Other post-retirement benefits	2020	2019
Service cost	$21	$23
Interest cost	218	236
Amortization of net actuarial (gain) loss	39	(16)

Net periodic (benefit) cost	$278	$243

We currently expect funding requirements of approximately $3.0 million in each of the next five years to fund the regulatory solvency deficit, as defined by Canadian federal regulation, which require solvency testing on defined benefit pension plans.

We may obtain a qualifying letter of credit for solvency payments, up to 15% of the market value of solvency liabilities as determined on the valuation date, instead of paying cash into the pension fund. As of September 30, 2020, and December 31, 2019, we had letters of credit outstanding totaling $42.8 million and $41.0 million, respectively, related to these liabilities. The deficit has decreased due to an increase in the value of the pension assets more than the increase in the value of pension liabilities. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in Canadian government regulations, and any voluntary contributions.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

13. Other Comprehensive Income (Loss)

Changes in our accumulated other comprehensive income (loss) balances, net of tax, were as follows:

	Nine Months Ended September 30, 2020
(thousands of U.S. dollars)	Benefit Plans	Foreign Currency Translation	Interest Rate Swaps	Total
Beginning balance – January 1, 2020	$(27,113)	$(67,453)	$179	$(94,387)
Other comprehensive income (loss) before reclassifications	700	(30,887)	(5,234)	(35,421)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	5,055	5,055

Net current-period other comprehensive income (loss)	700	(30,887)	(179)	(30,366)

Ending balance – September 30, 2020	$(26,413)	$(98,340)	$—	$(124,753)

	Nine Months Ended September 30, 2019
(thousands of U.S. dollars)	Benefit Plans	Foreign Currency Translation	Interest Rate Swaps	Total
Beginning balance – January 1, 2019	$(14,987)	$(94,970)	$—	$(109,957)
Other comprehensive income (loss) before reclassifications	(409)	10,968	509	11,068

Ending balance – September 30, 2019	$(15,396)	$(84,002)	$509	$(98,889)

14. Related Party Activity

In April 2020, the Company approved a loan to a member of management for approximately $0.5 million to assist with personal taxes incurred on share-based grants received. The loan is collateralized by the shares, and proceeds of distributions will be applied against the loan.

The immediate family of a member of management are 25% owners of a facility that is under lease by the Company through June 2024, with one five-year renewal option through June 2029. The rental expense related to this facility is approximately $1.0 million per year.

In addition, we do business with a number of other companies affiliated with Warburg Pincus and GTCR, our Sponsors. All transactions with these companies have been conducted in the ordinary course of our business and are not material to our operations.

15. Share-Based Compensation

The Company’s equity-based awards issued to employees include restricted unit awards which vest based on either time or the achievement of certain performance and market conditions. These equity-based awards represent an interest in our parent, Sotera Health Topco Parent, L.P. (“Topco Parent”), and are granted in respect of services provided to the Company and its subsidiaries.

Compensation expense resulting from time vesting based awards is recognized in our consolidated statements of operations and comprehensive income (loss), primarily within “Selling, general and administrative expenses,” at grant date fair value over the requisite service period (typically five years on a straight-line basis for time vested awards). Compensation expense resulting from performance awards that vest upon satisfaction of a performance condition is recognized at grant date fair value when the performance condition is deemed probable, which may cause volatility in the timing of expense recognition. The calculated compensation expense for performance awards is adjusted based on an estimate of awards ultimately expected to vest. For awards with market conditions, the market condition is taken into account when calculating grant date fair value.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Class B-1 time vesting units vest on a daily basis pro rata over a five-year period (20% per year), subject to the grantee’s continued services on each vesting date. Upon the occurrence of a change of control of the Company, all then outstanding unvested Class B-1 Units held by Unitholders will become vested as of the date of consummation of such change of control, subject to the Unitholder’s continued services through the consummation of the change of control.

Class B-2 Units are considered performance vesting units, and are scheduled to vest only upon satisfaction of certain thresholds. These units vest as of the first date on which (i) our Sponsors have received two and one-half times their invested capital in Topco Parent and (ii) the Sponsors’ internal rate of return exceeds twenty percent, subject to such grantee’s continued services through such date. No compensation expense has been recorded on the Class B-2 Units at this time as the related performance conditions are not considered probable of achievement. In the event of a change in control of the Company, any outstanding Class B-2 Units that remain unvested immediately following the consummation of such a change in control of the Company shall be immediately canceled and forfeited without compensation.

Class C Units were issued in June 2016, are considered performance and time vesting units, and were accounted for as liability awards. No compensation expense was recorded on the Class C Units prior to the third quarter of 2019, as the related performance conditions were not considered probable of achievement. In the third quarter of 2019, all Class C Units vested based on the achievement of the aggregate distributions to the Class A Unitholders and approval of the board of managers of Topco Parent for accelerated vesting, and $10.0 million of stock-compensation expense was recognized and paid in accordance with the terms for redemption of outstanding Class C Units. No Class C Units remain outstanding.

The Company recognized $4.0 million and $15.1 million ($10.0 million related to Class C Units and $5.1 million related to Class B-1 Units) of share-based compensation for the nine months ended September 30, 2020 and 2019, respectively.

Fair value of the Class B-1 time vesting and B-2 performance vesting units is estimated on the date of grant using a simulation-based option valuation model incorporating multiple and variable assumptions over time, including assumptions such as employee forfeitures, unit price volatility and dividend assumptions.

A summary of the activity for the nine months ended September 30, 2020 related to the Class B-1 and B-2 units issued is presented below:

	B-1 Time Vesting	B-2 Performance Vesting
As of December 31, 2019	14,450,263	15,011,256
Granted	11,450,000	—
Forfeited	(84,390)	(407,381)
Vested	(10,201,706)	—

As of September 30, 2020	15,614,167	14,603,875

16. Supplemental Pro Forma Earnings Per Share (unaudited)

As further discussed in the Subsequent Events note, on November [    ], 2020, the Company effected a [    ]-for-one stock split of its outstanding common stock. The unaudited supplemental pro forma earnings per share data for the nine months ended September 30, 2020 is presented below giving effect to the stock split.

Under SEC SAB Topic 1.B.3, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. During the year ended December 31, 2019, the Company paid $691.2 million of dividends, which exceeded the $20.9 million of net loss attributable to Sotera Health Company for the year ended December 31, 2019. As the Company had a net loss for the year ended December 31, 2019, no amount of the dividend was considered paid out of recent earnings, and as such, the unaudited supplemental pro forma earnings per share and pro forma equivalent shares give effect to the issuance of the number of shares that would be required to generate net proceeds sufficient to make the dividends of $691.2 million in 2019. The number of incremental shares that

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

would be required to be issued to pay the dividend is based on the assumed initial public offering price of $[●] per share, the midpoint of the estimated offering price range set forth on the cover of the Company’s prospectus after deducting estimated underwriting discount and commissions and estimated offering expenses of $[●] per share. As a result, [●] shares to be issued in the offering (the estimated proceeds from which are greater than the amount by which the 2019 dividends exceeded earnings) have been included in the denominator for purposes of pro forma earnings per share calculations for the nine months ended September 30, 2020.

The following table sets forth a computation of unaudited supplemental pro forma basic and diluted earnings per share for the nine months ended September 30, 2020:

(unaudited) September 30, 2020
Weighted average common shares outstanding—Basic and Diluted	[ ]
Additional pro forma shares required to be issued in the offering necessary to pay the dividend
Supplemental pro forma weighted average common shares outstanding—Basic and Diluted
Supplemental pro forma net earnings per share—Basic and Diluted

17. Leases

We lease certain facilities and equipment under various non-cancelable operating leases that expire through October 2034. Most of our real property leases provide for renewal periods and rent escalations and stipulate that we pay taxes, maintenance, and certain other operating expenses applicable to the leased premises. We made an accounting policy election whereby leases with an initial term of 12 months or less are recognized as lease expense on a straight-line basis over the lease term and not recorded on the consolidated balance sheet.

We determine if an agreement contains a lease and classify our leases as operating or finance at the lease commencement date. Finance leases are those in which we will pay substantially all the underlying asset’s fair value or will use the asset for all or a major part of its economic life, including circumstances in which we will ultimately own the asset. Lease assets arising from finance leases are included in “Property, plant and equipment, net” and the liabilities are included in “Finance lease obligations” on the consolidated balance sheets. For finance leases, we recognize interest expense using the effective interest method and we recognize amortization expense on the lease asset over the shorter of the lease term or the useful life of asset. Finance leases are accounted for as if the assets were owned and financed, with associated expense recognized in “Interest expense, net” and “Cost of revenues” or “Selling, general and administrative expenses” within the consolidated statements of operations and comprehensive income (loss) depending on the nature of the underlying asset.

Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, we estimate an incremental borrowing rate to determine the present value of lease payments. Our estimated incremental borrowing rate reflects a secured rate based on recent debt issuances, our estimated credit rating, and lease term.

We recognize operating lease costs on a straight-line basis over the term of the lease in “Cost of revenues” or “Selling, general and administrative expenses” on the consolidated statements of operations and comprehensive income (loss) depending on the nature of the underlying asset. Non-lease components are accounted for separately from the lease components for all asset classes.

The components of lease expense were as follows for the nine months ended September 30, 2020:

(thousands of U.S. dollars)	Nine Months Ended September 30, 2020
Operating lease costs (1)	$10,610
Finance lease costs:
Amortization of right of use assets	1,930
Interest on lease liabilities	1,423

Total finance lease costs	3,353

Total lease costs	$13,963

(1)	Includes $0.7 million of short-term lease costs in the nine-months ended September 30, 2020.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Operating lease expense for the nine months ended September 30, 2019 was $10.6 million.

Lease terms and discount rates were as follows:

Nine Months Ended September 30, 2020
Weighted average remaining lease term:
Operating leases	6.6 years
Finance leases	16.3 years
Weighted average discount rate:
Operating leases	6.16%
Finance leases	6.13%

Supplemental cash flow information related to leases was as follows:

(thousands of U.S. dollars)	Nine Months Ended September 30, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$9,048
Operating cash flow for finance leases	1,562
Finance cash flows for finance leases	1,116

Maturities of lease liabilities as of September 30, 2020 are as follows:

(thousands of U.S. dollars)	Operating Leases	Finance Leases	Total
Remainder of 2020	$3,216	$788	$4,004
2021	11,610	3,134	14,744
2022	10,480	2,979	13,459
2023	8,484	2,995	11,479
2024	5,894	3,047	8,941
2025 and Thereafter	21,144	37,911	59,055

Total lease payments	60,828	50,854	111,682
Less imputed interest	(11,539)	(19,067)	(30,606)

Total lease liabilities	$49,289	$31,787	$81,076

18. Commitments and Contingencies

From time to time, we may be subject to various lawsuits and other claims in the ordinary course of our business. In addition, from time to time, we receive communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which we operate.

We establish reserves for specific liabilities in connection with regulatory and legal actions that we determine to be probable and reasonably estimable. No material amounts have been accrued in our consolidated financial statements with respect to any loss contingencies. In certain of the matters described below, we are not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount or range of loss. While it is not possible to determine the ultimate disposition of each of these matters, we do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the matters described below, will have a material effect on our financial condition or results of operations. Despite the above, the Company may incur material defense and settlement costs, diversion of management resources and other factors.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

FM Global Business Interruption Claim (NRU Outage)

Nordion, due to the shutdown of AECL’s NRU reactor in 2009, suffered a cessation of supply of radioisotopes and business interruption loss. Nordion, by Statement of Claim dated October 22, 2010, issued in Ontario Superior Court an action against the insurer, Factory Mutual Insurance Company (FM Global), claiming $25.0 million USD in losses resulting from the shutdown of AECL’s reactor and its inability to supply radioisotopes through the specified period of approximately 15 months. FM Global objected to Nordion’s claim.

Trial commenced in March 2019 and was completed in September 2019. On March 30, 2020, Nordion received a favorable judgment in the amount of $25.0 million USD, plus pre-judgment interest, for a total judgment value of $39.8 million USD, or $56.4 million CAD based on then prevailing exchange rates should Nordion opt for conversion to Canadian funds. In addition, costs and disbursements have been assessed and awarded by the trial court in favor of Nordion in the approximate amount of $1.1 million CAD ($0.8 million USD) and $161,863 CAD ($0.1 million USD), respectively. On April 27, 2020, FM Global filed notice to appeal the judgment before the Court of Appeal of Ontario. Defendant’s appeal brief was received in September 2020 and Nordion is in the process of preparing its response. Hearing before the Court of Appeal is expected in late Spring of 2021. Pending a favorable judgment in the appellate court, any final proceeds would be subject to a contingent fee owed to legal counsel and applicable taxes. As the judgment is considered a contingent gain, any favorable outcome will be recognized in a future period when all appeals are exhausted. It is anticipated that the appeal process could take a year or more to complete.

Willowbrook, Illinois – Government Litigation

On October 30, 2018, the Illinois Attorney General and the State’s Attorney of DuPage County, Illinois, sued Sterigenics U.S., LLC (the “IAG Action”), alleging that authorized EO air emissions from a commercial sterilization facility Sterigenics formerly operated in Willowbrook, Illinois “cause, threaten, or allow air pollution” in violation of the Illinois Environmental Protection Act. The IAG Action did not assert that Sterigenics violated its permit from the Illinois Environmental Protection Agency (“IEPA”) authorizing Sterigenics’ release of regulated levels of EO at the Willowbrook facility.

On February 15, 2019, the acting IEPA director, John Kim, issued a “Seal Order” effectively precluding Sterigenics’ operations at the Willowbrook facility based on many of the same allegations asserted in the IAG Action. Sterigenics disputed those allegations and opposed the IEPA’s Seal Order. The Seal Order was resolved by a Consent Order entered on September 6, 2019. The Consent Order provided that Sterigenics did not admit the allegations of the IAG Action, provided for the removal of the Seal Order and allowed the Willowbrook facility to reopen upon implementation of supplemental emissions control measures consistent with a new law that became effective in Illinois in June 2019 and an IEPA permit, which the IEPA approved in September 2019. Following entry of the Consent Order, the Seal Order was withdrawn.

On September 30, 2019, Sterigenics announced the closure of the Willowbrook facility due to the inability to reach an agreement with its landlord to renew the facility’s lease and the unstable legislative and regulatory landscape in Illinois. Sterigenics is in the process of decommissioning the facility and completing the work required by the terms of its lease to return the property to the landlord.

On October 20, 2020 Sterigenics, the Illinois Attorney General and the State’s Attorney of DuPage County filed a Joint Motion to Terminate Consent Order, stating that the community projects which Sterigenics voluntarily agreed to fund have been completed and funded as required by the Consent Order, and that Sterigenics has permanently ceased operations and surrendered all permits for its operations in Willowbrook, Illinois. On October 27, 2020 the DuPage County Circuit Court entered the Agreed Order Terminating Consent Order.

Ethylene Oxide Tort Litigation - Illinois

Since September 2018, tort lawsuits on behalf of approximately 835 personal injury plaintiffs (which are further described in the following paragraphs) have been filed in Illinois state courts against Sotera Health LLC, Sterigenics U.S., LLC, GTCR, LLC and other parties related to Sterigenics’ Willowbrook, Illinois operations. Specifically, those plaintiffs allege that they suffered personal injuries including cancer and other diseases, or wrongful death, resulting from purported emissions and releases of EO from the Willowbrook facility. Plaintiffs seek damages in an amount to be determined by the trier of fact. Sterigenics denies these allegations and intends to vigorously defend against these claims. Plaintiffs have voluntarily dismissed without prejudice a number of cases since September 2018, including certain individual cases alleging personal injuries and two class actions seeking damages for alleged diminution of property values.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Sterigenics sought consolidation of certain of these cases for pretrial purposes, and in October 2019 obtained an order consolidating the then-pending cases before Judge Lawler in the Cook County Circuit Court, Illinois (the “Consolidated Case”). All plaintiffs in the Consolidated Case filed a single Master Complaint on October 24, 2019 by which Sotera Health LLC was added as a co-defendant, followed by a First Amended Master Complaint on January 31, 2020. On April 28, 2020, the defendants filed motions to dismiss the claims in the First Amended Master Complaint. On August 17, 2020, the Court entered an order largely denying the motions to dismiss, and the same day plaintiffs filed a Second Amended Master Complaint.

On August 17, 2020, the plaintiffs sought and received leave of Court to add as defendants Griffith Foods Group, Inc., Griffith Foods, Inc., Griffith Foods International, Inc. and Griffith Foods Worldwide Inc.

On or about August 21, 2020, approximately 768 personal injury plaintiffs filed similar lawsuits against Sotera Health LLC, Sterigenics U.S., LLC, GTCR, LLC and other parties in the Cook County Circuit Court, Illinois (but not in the existing Consolidated Case) and in the DuPage County Circuit Court. Defendants’ motions to transfer, reassign and consolidate the newly filed cases with the above described Consolidated Case in the Cook County Circuit Court, Illinois were granted on October 2, 2020 and October 9, 2020.

Having been granted leave of Court on August 17, 2020 to add as defendants Griffith Foods Group, Inc., Griffith Foods, Inc., Griffith Foods International, Inc. and Griffith Foods Worldwide Inc., plaintiffs filed a third amended master complaint, adding those defendants, on October 30, 2020. Defendants’ responses to the third amended master complaint will be due on December 1, 2020. The plaintiffs who filed the new lawsuits in August 2020 (whose cases are now included in the Consolidated Case) are required to file individual short form complaints on or before February 1, 2021. Defendants’ deadline for responding to each short form complaint will be 90-days after entry of an order setting the individual case for trial.

Written and deposition fact discovery is on-going in the Consolidated Case. Currently, there are no dates set for the close of fact discovery, for expert discovery or for dispositive motion practice. Plaintiffs have not yet made any specific damages claims.

A May 3, 2021 trial date has been set for Kamuda v. Sterigenics, the first-filed of the individual cases now included in the Consolidated Case, which is the first scheduled trial in these proceedings. Four additional cases now included in the Consolidated Case are currently scheduled for trials starting in June, August, September and November 2021. We anticipate that additional trials will be scheduled after 2021 in roughly the order in which the individual cases were filed.

Additional personal injury and property devaluation lawsuits may be filed in the future against Sotera Health LLC and Sterigenics U.S., LLC relating to Sterigenics’ Willowbrook facility or other EO sterilization facilities. Sotera Health LLC and Sterigenics U.S., LLC intend to defend themselves vigorously in all such EO tort litigation.

The Company carries insurance to cover alleged environmental liabilities with limits of $10.0 million per occurrence and $20.0 million in the aggregate. The per occurrence limit related to the Willowbrook EO tort litigations was fully utilized by June 30, 2020. We have not provided for a contingency reserve in connection with these claims. While we intend to vigorously defend the Willowbrook proceedings, there can be no assurance that we will be successful. We are unable to predict the incidence or outcome of such litigation or to reasonably estimate the possible range of any losses that could be incurred. An adverse outcome in one or more of these proceedings could have a material adverse effect on our business, financial condition and results of operations.

Ethylene Oxide Tort Litigation – Georgia

On May 19, 2020, a lawsuit against Sotera Health LLC, Sterigenics U.S., LLC and other parties was filed in the State Court of Cobb County, Georgia by 53 employees of a contract sterilization customer of Sterigenics. In the operative complaint, Plaintiffs claim personal injuries resulting from alleged exposure to residual EO while working at the customer’s distribution center in Lithia Springs, Georgia, allege they were unaware that they were being exposed to EO in their workplace and seek damages in an amount to be determined by the trier of fact. The deadline for defendants to respond to the operative complaint has not yet been determined. All defendants are being defended and indemnified by Sterigenics’ contract sterilization customer (plaintiffs’ employer and a co-defendant in the lawsuit).

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

In May 2020, the Cobb County, Georgia Board of Tax Assessors reduced certain residential property value assessments around the Sterigenics Atlanta facility by 10% citing an “Epd-identified environmental issue,” without supporting market data. On August 14, 2020, Sterigenics U.S., LLC filed a lawsuit against members of the Cobb County Board of Tax Assessors in the U.S. District Court for the Northern District of Georgia, seeking a declaration that the reduction in property value assessments is arbitrary and unlawful and is causing Sterigenics reputational and imminent economic harm. The court has stayed the action pending its decision concerning Sterigenics’ standing to bring the lawsuit. That issue has been fully briefed and was argued on September 29, 2020. Additional briefing by the parties on the issue of the court’s discretionary jurisdiction under the Declaratory Judgment Act was filed on October 21, 2020.

Since August 17, 2020, five lawsuits against Sotera Health LLC, Sterigenics U.S., LLC and other parties have been filed by plaintiffs in the State Court of Cobb County, Georgia and the State Court of Gwinnett County, Georgia in which plaintiffs allege that they suffered personal injuries and loss of consortium resulting from emissions and releases of EO from Sterigenics’ Atlanta facility. We are also defendants in a lawsuit alleging that our Atlanta facility has devalued and harmed the plaintiffs’ use of a real property they own in Smyrna, Georgia. In both instances, plaintiffs seek damages in amounts to be determined by the trier of fact. Current deadlines for defendants’ responses to the complaints are in November and December 2020.

Additional personal injury and property devaluation lawsuits may be filed in the future against Sotera Health LLC and Sterigenics U.S., LLC relating to Sterigenics’ Atlanta facility or other EO sterilization facilities. Sotera Health LLC and Sterigenics U.S., LLC intend to defend themselves vigorously in all such EO tort litigation. While we intend to vigorously defend these proceedings, there can be no assurance that we will be successful. We are unable to predict the incidence or outcome of such litigation or to reasonably estimate the possible range of any losses that could be incurred. An adverse outcome in one of these proceedings could have a material adverse effect on our business, financial condition and results of operations.

Suspension of Georgia Facility Operations & Related Litigation

On August 7, 2019, Sterigenics U.S., LLC entered into a voluntary Consent Order with the Georgia Environmental Protection Division (“EPD”) under which Sterigenics agreed to install emissions reduction enhancements at its Atlanta facility to further reduce the facility’s EO emissions below already permitted levels. Sterigenics voluntarily suspended operations at the facility in early September 2019 to expedite completion of the enhancements. Installation of these enhancements is complete, and Sterigenics successfully tested the enhanced emissions controls in cooperation with EPD during the second quarter of 2020 while the facility was in operation.

In October 2019, while Sterigenics had voluntarily suspended the facility’s operations, Cobb County, Georgia officials asserted that the facility had an incorrect “certificate of occupancy” and could not resume operations without obtaining a new certificate of occupancy after a third-party code compliance review they required.

After the Cobb County officials would not allow Sterigenics to resume operations, on March 30, 2020, Sterigenics U.S., LLC filed a lawsuit in the United States District Court for the Northern District of Georgia against Cobb County, Georgia and Cobb County officials Nicholas Dawe and Kevin Gobble. In the lawsuit, Sterigenics sought immediate injunctive relief and permanent declaratory relief to resume normal operations of the Atlanta facility in the interest of public health and on the basis that the positions asserted by Cobb County were unfounded. On April 1, 2020 the Court entered a Temporary Restraining Order prohibiting Cobb County officials from precluding or interfering with the facility’s normal operations. On April 8, 2020, the Court entered a Consent Order extending the Temporary Restraining Order and allowing the facility to continue normal operations until entry of a final judgment in the case. On June 24, 2020 Sterigenics filed an amended complaint, and on July 22, 2020 defendants filed a motion to dismiss the claims. The Court has scheduled a November 9, 2020 hearing on the motion to dismiss. No trial date has been set.

19. Financial Instruments and Financial Risk

Derivative Instruments

We do not use derivatives for trading or speculative purposes and are not a party to leveraged derivatives.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

We have embedded derivatives in certain of our customer and supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved. Changes in the fair value of the embedded derivatives are recognized in “Other income, net” in the consolidated statements of operations and comprehensive income (loss).

In June 2020, SHH entered into two interest rate cap agreements with notional amounts of $1,000.0 million and $500.0 million, respectively, for a total option premium of $0.3 million. These terminate on August 31, 2021 and February 28, 2022, respectively. The interest rate caps limit our cash flow exposure related to the LIBOR base rate under a portion of our variable rate borrowings to 1.0%. In October 2017, SHH entered into two interest rate cap agreements with a total notional amount of $400.0 million for a total option premium of $0.6 million; these agreements terminated on September 30, 2020. The interest rate caps limited the Company’s cash flow exposure related to the LIBOR base rate under the variable rate Term Loan borrowings to 3.0%. The interest rate caps were not designated as hedges and were recorded at fair value on the consolidated balance sheets, with any changes in the value being recorded in the consolidated statement of operations and comprehensive income (loss).

During the third quarter of 2019, SHH entered into two interest rate swap agreements with a total notion amount of $1,000 million to hedge our exposure to interest rate movements and to manage interest expense related to our outstanding variable-rate debt. These swaps were designated as hedges against the changes in cash flows attributable to changes in LIBOR, the benchmark interest rate being hedged, and any changes in the fair value of the swap are recorded in other comprehensive income (loss). We received interest at one-month LIBOR and paid a fixed interest rate under the terms of the swap agreement. The swap agreements terminated on August 31, 2020.

The following table provides the fair values of our derivative instruments:

(thousands of U.S. dollars)	September 30, 2020	December 31, 2019
Assets
Interest rate caps	$28	$1
Interest rate swaps	—	242
Embedded derivatives (a)	131	—
Liabilities
Embedded derivatives (a)	$4,271	$3,478

(a)

As of September 30, 2020, and December 31, 2019, total notional amounts for certain of the Company’s supply and customer contracts for embedded derivatives were approximately $94.2 million and $96.0 million, respectively.

The interest rate caps and embedded derivative assets are included in “Prepaid expenses and other current assets” on our consolidated balance sheets. Embedded derivative liabilities are included in “Accrued liabilities” on the consolidated balance sheets.

The following tables summarize the activities of our derivative instruments for the periods presented, and the line item where the activity is included in the consolidated statements of operations and comprehensive income (loss):

	Nine months ended September 30,
(thousands of U.S. dollars)	2020	2019
Unrealized loss / (gain) on interest rate caps recorded in Interest expense, net	$230	$333
Unrealized loss / (gain) on embedded derivatives recorded in Other income, net	1,464	(153)
Realized loss on interest rate swap recorded in Interest expense, net	5,055	—

Credit Risk

Certain of our financial assets, including cash and cash equivalents, are exposed to credit risk.

We are also exposed, in our normal course of business, to credit risk from our customers. As of September 30, 2020, and December 31, 2019, accounts receivable was net of an allowance for uncollectible accounts of $0.8 million.

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. We are exposed to credit risk in the event of non-performance, but do not anticipate non-performance by any of the counterparties to our financial instruments. We limit our credit risk by dealing with counterparties that are considered to be of high credit quality. In the event of non-performance by counterparties, the carrying value of our financial instruments represents the maximum amount of loss that would be incurred.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

Fair Value Hierarchy

The fair value of our financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation techniques we would use to determine such fair values are described as follows: Level 1—fair values determined by inputs utilizing quoted prices in active markets for identical assets or liabilities; Level 2—fair values based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable; Level 3—fair values determined by unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following table discloses our financial assets and liabilities measured at fair value on a recurring basis:

As of September 30, 2020 (thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Interest rate caps	$—	$28	$—	$28
Embedded derivative assets		131		131
Embedded derivative liabilities	—	(4,271)	—	(4,271)

As of December 31, 2019 (thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Interest rate caps	$—	$1	$—	$1
Interest rate swaps	—	242	—	242
Embedded derivative liabilities	—	(3,478)	—	(3,478)

The fair value of our 1st Lien Term Loan due 2026, 1st Lien Secured Notes, and the 2nd Lien Secured Notes due 2027 was $2,104.1 million, $97.6 million, and $712.6 million, respectively as of September 30, 2020. The fair value of our 1st Lien Term Loan due 2026 and the 2nd Lien Secured Notes due 2027 was $2,130.6 million and $770.0 million, respectively as of December 31, 2019. The fair values were calculated using external pricing information, which is considered a Level 2 input as described above.

20. Segment Information

We identify our operating segments based on the way we manage, evaluate and internally report our business activities for purposes of allocating resources and assessing performance. We have three reportable segments: Sterigenics, Nordion and Nelson Labs. We have determined our reportable segments based upon an assessment of organizational structure, service types, and internally prepared financial statements. Our chief operating decision maker evaluates performance and allocates resources based on net revenues and segment income after the elimination of intercompany activities.

Sterigenics

The Sterigenics segment provides outsourced terminal sterilization and irradiation services for the medical device, pharmaceutical, food safety and advanced applications markets.

Nordion

Nordion is a global provider of Co-60 and gamma irradiators, which are key components to the gamma sterilization process.

Nelson Labs

Nelson Labs provides outsourced microbiological and analytical chemistry testing and advisory services for the medical device and biopharmaceutical industries.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

For nine months ended September 30, 2020, five customers reported within the Nordion segment individually represented 10% or more of the segment’s total net revenues. These customers represented 15.5%, 14.5%, 11.4%, 11.2% and 10.3% of the segment’s external net revenues for the nine months ended September 30, 2020.

Financial information for each of our segments is presented in the following table:

(thousands of U.S. dollars)	Nine Months Ended September 30, 2020
	Sterigenics	Nordion	Nelson Labs	Consolidated
Net revenues (1)	$363,954	$86,034	$151,325	$601,313
Segment income (2)	192,803	50,692	63,302	306,797
Capital expenditures	29,090	1,809	2,741	33,640

(thousands of U.S. dollars)	Nine Months Ended September 30, 2019
	Sterigenics	Nordion	Nelson Labs	Consolidated
Net revenues (1)	$350,387	$91,869	$142,586	$584,842
Segment income (2)	180,361	49,698	55,397	285,457
Capital expenditures	32,240	1,472	2,924	36,636

(1)

Revenues are reported net of intersegment sales. Our Nordion segment recognized $22.9 million and $35.0 million in revenues from sales to our Sterigenics segment for the nine months ended September 30, 2020 and 2019, respectively, that is not reflected in net revenues in the table above. Intersegment sales for Sterigenics and Nelson Labs are immaterial for both periods.

(2)	Segment income is only provided on a net basis to the chief operating decision maker and is reported net of intersegment profits.

Corporate operating expenses for executive management, accounting, information technology, legal, human resources, treasury, corporate development, tax, purchasing, and marketing are allocated to the segments based on total net revenue.

Total assets and depreciation and amortization expense by segment are not readily available and are not reported separately to the chief operating decision maker.

A reconciliation of segment income to consolidated income (loss) before taxes is as follows:

	Nine Months Ended September 30,
(thousands of U.S. dollars)	2020	2019
Segment income	$306,797	$285,457
Less adjustments:
Interest expense, net	167,142	114,478
Depreciation and amortization (a)	107,158	110,128
Share-based compensation (b)	4,019	15,650
(Gain) loss on foreign currency and embedded derivatives (c)	(4,791)	8,298
Acquisition and divestiture related charges, net (d)	2,970	(704)
Impairment of long-lived assets and intangible assets (e)	—	5,781
Business optimization project expenses (f)	2,484	1,485
Plant closure expenses (g)	2,388	1,145
Professional services relating to Willowbrook and Atlanta facilities (h)	25,370	7,788
Accretion of asset retirement obligation (i)	1,476	1,457
COVID-19 expenses (j)	2,363	—

Consolidated income (loss) before taxes	$(3,782)	$19,951

(a)	Includes depreciation of Co-60 held at gamma irradiation sites.
(b)

Includes non-cash share-based compensation expense. In 2019, also includes $10.0 million of one-time cash share-based compensation expense related to the Class C Performance and Time Vesting Units, which vested in the third quarter of 2019 based on the achievement of the aggregate distributions to the Class A unitholders and the approval of the board of Topco Parent for accelerated vesting.

Sotera Health Company

Notes to Consolidated Financial Statements (Unaudited)

(c)

Represents the effects of (i) fluctuations in foreign currency exchange rates, primarily related to remeasurement of intercompany loans denominated in currencies other than subsidiaries’ functional currencies, and (ii) non-cash mark-to-fair value of embedded derivatives relating to certain customer and supply contracts at Nordion.

(d)

Represents (i) certain direct and incremental costs related to the acquisition of Iotron Industries Canada, Inc. in July 2020, and certain related integration efforts as a result of acquisitions, (ii) the earnings impact of fair value adjustments (excluding those recognized within amortization expense) resulting from the businesses acquired, and (iii) transition services income and non-cash deferred lease income associated with the terms of the divestiture of the Medical Isotopes business in 2018.

(e)	Represents impairment charges related to the decision to not reopen the Willowbrook, Illinois facility in September 2019.
(f)

Represents professional fees, contract termination and exit costs, severance and other payroll costs, and other costs associated with business optimization and cost savings projects relating to the integrations of Nordion and Nelson Labs, including the divestiture of the Medical Isotopes business, the Sotera Health rebranding, operating structure realignment and other process enhancement projects.

(g)	Represents professional fees, severance and other payroll costs, and other costs including ongoing lease and utility expenses associated with the closure of the Willowbrook, Illinois facility.
(h)

Represents professional fees related to litigation associated with our EO sterilization facilities in Willowbrook, Illinois and Atlanta, Georgia and other related professional fees. See Commitments and Contingencies note.

(i)

Represents the non-cash accretion of asset retirement obligations related to Co-60 and gamma processing facilities, which are based on estimated site remediation costs for any future decommissioning of these facilities (without regard for whether the decommissioning services would be performed by employees of Nordion, instead of by a third party) and are accreted over the life of the asset.

(j)

Represents non-recurring costs associated with the COVID-19 pandemic, including donations to related charitable causes and special bonuses for front-line personnel working on-site during lockdown periods.

21. Subsequent Events

We have evaluated events occurring subsequent to September 30, 2020 through November [    ], 2020, which is the date the consolidated financial statements were available to be issued.

On November [    ], 2020, the Company filed an amendment to its certificate of incorporation, effecting a [    ]-for-[    ] stock split of its outstanding common stock, which was approved by the Company’s board of directors and sole stockholder on November [     ], 2020. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

ANNEX B

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our selected consolidated financial information and consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors we describe in the section entitled “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are a leading global provider of mission-critical sterilization and lab testing and advisory services to the medical device and pharmaceutical industries. We are driven by our mission: Safeguarding Global Health®. We provide end-to-end sterilization as well as microbiological and analytical lab testing and advisory services to help ensure that medical, pharmaceutical and food products are safe for healthcare practitioners, patients and consumers in the United States and around the world. Our customers include more than 40 of the top 50 medical device companies and eight of the top ten global pharmaceutical companies (based on revenue). Our services are an essential aspect of our customers’ manufacturing process and supply chains, helping to ensure sterilized medical products reach healthcare practitioners and patients. Most of these services are necessary for our customers to satisfy applicable government requirements. We give our customers confidence that their products meet regulatory, safety and effectiveness requirements. With a combined tenure across our businesses of nearly 200 years and our industry-recognized scientific and technological expertise, we help to ensure the safety of millions of patients and healthcare practitioners around the world every year. Across our 63 facilities worldwide, we have nearly 2,900 employees who are dedicated to safety and quality. We are a trusted partner to more than 5,800 customers in over 50 countries.

We serve our customers throughout their product lifecycles, from product design to manufacturing and delivery, helping to ensure the sterility, effectiveness and safety of their products for the end user. We operate across two core businesses: sterilization services and lab services. Each of our businesses has a longstanding record and is a leader in its respective market, supported and connected by our core capabilities including deep end market, regulatory, technical and logistics expertise. The combination of Sterigenics, our terminal sterilization business, and Nordion, our Co-60 supply business, makes us the only vertically integrated global gamma sterilization provider in the sterilization industry. This provides us with additional insights and allows us to better serve our customers. For financial reporting purposes, our sterilization services business consists of two reportable segments, Sterigenics and Nordion, and our lab services business consists of one reportable segment, Nelson Labs.

•	Sterilization Services (Sterigenics and Nordion):

•

Under our Sterigenics brand, we provide outsourced terminal sterilization and irradiation services for the medical device, pharmaceutical, food safety and advanced applications markets. Terminal sterilization is the process of sterilizing a product in its final packaging. It is an essential, and often government-mandated, step in the manufacturing process of healthcare products before they are shipped to end-users. These products include medical protective barriers, including PPE, procedure kits and trays, implants, syringes, catheters, wound care products, laboratory products and pharmaceuticals. Our sterilization facilities are often strategically located near our healthcare customers’ manufacturing sites or distribution hubs, which is intended to decrease our customers’ transportation costs and help them optimize their supply chain and logistics. We offer our customers a complete range of outsourced terminal sterilization services, primarily using the three major sterilization technologies: gamma irradiation, EO processing and E-beam irradiation.

•

Under our Nordion brand, we are the leading global provider of Co-60 and gamma irradiators, which are key components to the gamma sterilization process. Co-60 is a radioactive isotope that is needed by medical device manufacturers and sterilizers including Sterigenics. Co-60 decays and must be replaced over time to produce the desired level of irradiation. We have the most comprehensive access to nuclear power reactor operators around the world, which are able to produce Co-60. The capabilities that we provide to Nordion’s customers include handling and processing of Co-60, recycling of depleted sources and global logistics enabled by our licensed container fleet. We are integral to our customers’ operations due to highly coordinated and complex installation processes. In addition, under our Nordion brand, we are a leading supplier of Co-60 sources for stereotactic radiosurgery devices (such as the Gamma Knife®), which are used for certain oncology applications.

•	Lab Services (Nelson Labs):

•

Under our Nelson Labs brand, we are a global leader in outsourced microbiological and analytical chemistry testing and advisory services for the medical device and pharmaceutical industries. We provide our customers mission-critical lab testing services, which assess the product quality, effectiveness, patient safety and end-to-end sterility of products. These services are necessary for our customers’ regulatory approvals, product releases and ongoing product performance evaluations.

Microbiology testing services help to identify and measure the potential risks of microbes to a product and ensure that the quality of the products is maintained. Analytical chemistry lab testing is also a critical part of the pharmaceutical drug and medical device development and manufacturing process. This testing provides first-hand information as to the content, quality and safety of raw materials, intermediates and finished products. We also provide expert advisory services to aid customers in navigating the regulatory requirements applicable throughout the product lifecycle.

Nelson Labs serves over 3,800 customers across 13 facilities in the United States, Mexico, Asia and Europe. We have a comprehensive array of over 800 laboratory tests supporting our customers from initial product development and sterilization validation, through regulatory approval and ongoing product testing for sterility, safety and quality assurance. Our customers rely on our expertise in their industries to get their medical device and pharmaceutical products to market.

For the year ended December 31, 2019, we recorded net revenues of $778.3 million, net loss of $20.4 million, Adjusted Net Income of $100.4 million and Adjusted EBITDA of $379.9 million. In addition, for the nine months ended September 30, 2020, we recorded net revenues of $601.3 million, net income of $5.9 million, Adjusted Net Income of $77.1 million and Adjusted EBITDA of $306.8 million. For the definition of Adjusted Net Income and Adjusted EBITDA and the reconciliation of these measures from net income (loss), please see “Summary—Summary Historical Consolidated Financial and Other Data.” More than 90% of our sterilization services revenues in each of the year ended December 31, 2019 and the nine months ended September 30, 2020 were from customers under multi-year contracts.

TRENDS AND KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We expect that our performance and financial condition will continue to be driven by the key trends impacting our industries, customers and their end markets, as outlined in “Business—Industry Overview.” In addition, we believe the following trends and key factors have underpinned our recent operating results and may continue to affect our performance and financial condition in future periods.

•

Continue to drive organic growth. We drive organic growth through increasing utilization of our existing capacity and expanding our capacity and service offerings. In our Sterigenics business, we are investing in additional capacity at existing facilities and building new facilities. In our Nordion business, we are developing further supply relationships and expanding our capabilities to source Co-60 from additional reactors. In our Nelson Labs business, we are investing to expand our geographic reach, technical expertise and regulatory knowhow to stay ahead of the dynamic and increasingly stringent regulatory landscape in the healthcare industry, and drive growth in our advisory services offering.

•

Disciplined and strategic M&A activity. We have completed several strategic transactions that have expanded our addressable market and enhanced our global capabilities and footprint. In 2017, we acquired Toxikon Europe NV (now known as Nelson Laboratories Europe), a lab services business with extractable and leachables testing services. In 2018, we acquired Gibraltar Laboratories, Inc. (now known as Nelson Laboratories Fairfield, Inc.) (“Nelson Fairfield”), a provider of microbiological and analytical chemistry testing. In July 2020, we acquired Iotron Industries Canada, Inc., an E-beam processing services and equipment provider. We also completed the sale of our former Medical Isotopes business to a subsidiary of BWX Technologies, Inc. in 2018 to monetize a noncore asset, the proceeds from which we reinvested in our core businesses. We are continuing to pursue strategic acquisitions to grow our footprint and expand our capabilities.

•

Business optimization and cost savings initiatives. We have conducted several business optimization and cost savings projects in connection with the integrations of Nordion and Nelson Labs, the divestiture of the Medical Isotopes business and the creation of the Sotera Health “One Company” platform. These projects included consolidation of certain back office functions into a shared service model, optimization and harmonization of certain systems, insurance lines and benefits programs and rebranding the company under the name Sotera Health. Additionally, we have realigned our operating structure and made enhancements to certain processes. We also withdrew from the GA-MURR project in 2018. These projects have resulted in more efficient operations, working capital improvement and a more integrated and robust control and governance environment. In 2018, 2019 and through September 30, 2020, we incurred $8.8 million, $4.2 million and $2.5 million, respectively, in connection with implementing these projects. These measures have contributed in part to our 12.8% operating margin improvement and 3.2% of Adjusted EBITDA margin improvement in 2019, and our 1.9% operating margin improvement and 2.2% of Adjusted EBITDA margin improvement in the nine-month period ended September 30, 2020. For the definition of Adjusted EBITDA and the reconciliation of these measures from net income (loss), please see “Summary—Summary Historical Consolidated Financial and Other Data.”

•

Exit activities and litigation costs. We are currently the subject of a series of tort lawsuits alleging personal injury by purported exposure to EO emitted by our facility in Willowbrook, Illinois. We are also the subject of tort lawsuits alleging personal injury and property devaluation by purported exposure to EO emitted by our facility in Atlanta,

Georgia. We deny these allegations and are vigorously defending against these claims. In addition, we have been involved in litigation with local officials related to claims of loss of neighboring property value and to resume operations at our Atlanta facility that had been temporarily suspended to facilitate enhancements to our EO emissions control equipment. We expect that our litigation costs will increase during the pendency of these cases, particularly as the per occurrence limit of our environmental liability insurance had been reached for the Willowbrook litigation in the second quarter of 2020 and as we prepare for the commencement of the first personal injury trials for the Willowbrook litigation currently scheduled to occur in 2021. See “Business—Legal Proceedings.” On September 30, 2019, we announced plans to exit our EO sterilization operations in Willowbrook and recorded a fixed asset impairment and have continued to incur certain transitional costs during the closure process including lease costs, payroll and utility expenses. For the nine months ended September 30, 2020 and the year ended December 31, 2019, we recorded costs of $3.0 million and $1.7 million, respectively, relating to the closure of our Willowbrook facility.

•

Impacts of being a public company. Following this offering, as a public company we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional board fees and director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. These costs will generally be classified as Selling, General & Administrative (“SG&A”) expenses. Additionally, in connection with this offering, we expect to implement a long-term equity incentive plan to align our equity compensation program with public company plans and practices.

•

Borrowings, financing costs and financial leverage. In December 2019, Sotera Health Holdings, LLC (“SHH”) entered into new Senior Secured Credit Facilities (which consist of a senior secured first lien term loan and senior secured first lien revolving credit facility) and issued $770.0 million of senior secured second lien notes to refinance SHH’s previously outstanding term loan and the redemption of the senior notes issued by us and SHH. In July 2020, SHH also issued $100.0 million of senior secured first lien notes to finance, in part, the Iotron acquisition. In connection with the 2019 refinancing, we wrote-off $13.5 million of debt issuance and discount costs and recognized $14.6 million representing premiums paid in connection with the early extinguishment of the senior notes. We also recognized an additional $2.1 million of expense related to debt issuance and discount costs. As a result, the majority of our long-term debt, all of which is prepayable, is not due until 2026 or later. Going forward, absent any changes in interest rates, we expect a decrease in cash interest expense in future periods following this offering due to lower debt balances outstanding, as we intend to use a portion of the net proceeds of this offering to repay a portion of our outstanding indebtedness.

•

Impact of U.S. tax reform. On December 22, 2017, the Tax Cuts & Jobs Act (“TCJA”) was signed into law. The legislation significantly changed U.S. tax law by, among other things, lowering corporate income tax rates to 21%, implementing an inclusion item for global intangible low-taxed income (“GILTI”) and limiting interest expense deductions to 30% of U.S. adjusted taxable income. The CARES Act was signed into law on March 27, 2020 and temporarily increases the interest expense deduction limitation to 50% of U.S. adjusted taxable income for both 2019 and 2020. On July 23, 2020, final regulations were published that exempt income subject to a high rate of foreign tax from inclusion under GILTI for tax years beginning after December 31, 2017.

We currently estimate a 2020 GILTI current tax expense of approximately $1.5 million, a reduction of $11.2 million from prior estimates as result of final 951A regulations published on July 23, 2020 that exempts income subject to a high rate of foreign tax from inclusion as GILTI for tax years beginning after December 31, 2017. In 2019 and 2018, we recognized GILTI current tax expense of $10.3 million and $5.6 million (after giving effect to a $0.7 million increase as reported on the 2018 federal return), respectively. As a result of final 951A regulations, the 2019 and 2018 GILTI tax was reduced to $2.4 million and $0, respectively, and reflected as a discrete benefit in the quarter.

Although the TCJA limits the deductibility of interest expense in any given year, any amounts not currently deductible may be carried forward indefinitely. At December 31, 2019 we had $41.5 million of deferred tax assets, of which $5.6 million had a valuation allowance, relating to interest expense from 2019 and prior years that was not deductible in the originating period. As a result of the increased limitation provided by the CARES Act, we reversed the $5.6 million valuation allowance for the period ended March 31, 2020 and recorded a reduction in our 2019 and 2020 current income tax liability of $9.1 million in each period. The reduction in Adjusted Taxable Income (“ATI”) realized as a result of the final 951A regulations resulted in a $36.2 million valuation allowance recorded in the quarter ended September 30, 2020. We do not expect to fully realize the benefit of interest expense incurred in future periods and therefore may recognize a valuation allowance on any related deferred tax assets generated in those future periods that will impact our annual effective income tax rate.

•

Foreign currency exchange rates. As a result of our global operations, we generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than the U.S. dollar. We translate the assets, liabilities, net revenues and expenses of all of our operations into U.S. dollars at applicable exchange rates, and therefore we experience gains and losses related to exchange rate fluctuations. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.” From time to time, as and when we determine it is appropriate and advisable to do so, we may seek to mitigate the cash effect of exchange rate fluctuations through the use of derivative financial instruments.

•

Impact of COVID-19 pandemic. The global impact of the COVID-19 pandemic, including the governmental responses, has affected our operations beginning in the first quarter of 2020. There has been an increase in deferred elective procedures, which has negatively impacted demand for some of our products and services as a result of a decrease in the need for sterilized medical devices used in these procedures. Although our operations are considered “essential” in all locations where we operate, we have experienced, and may experience in the future, temporary facility closures while awaiting appropriate government approvals in certain jurisdictions or delays in delivering products or services to customers. We have experienced delayed deliveries, primarily in our Nordion business, at certain locations as a result of governmental travel restrictions enacted in response to the COVID-19 pandemic. The extent to which our operations will continue to be impacted by the pandemic will largely depend on future developments, which are highly uncertain and cannot be predicted.

COMPONENTS OF OUR RESULTS OF OPERATIONS

Net Revenues

Service revenues consist of revenue generated from contract sterilization and lab testing and advisory services within our Sterigenics and Nelson Labs segments, respectively. Service revenues also consist of Co-60 installation and disposal revenues and production irradiator refurbishments and installation services within our Nordion segment. Product revenues consist of revenues generated from sales of Co-60 radiation sources and production irradiators. Provisions for discounts, rebates to customers, and other adjustments are provided for as reductions in net revenues. Refunds, returns, warranties and other related obligations are not material to any of our business units, nor do we incur material incremental costs to secure customer contracts.

Cost of Revenues

Our cost of revenues consists primarily of direct materials, utilities, labor and related benefit costs, and depreciation and amortization. Although the cost of utilities and direct materials can fluctuate, the remaining components of cost of revenues are generally more stable. Direct material costs relating to service revenues primarily includes EO gas, nitrogen gas and Co-60. The physical decay of Co-60 assets is included within depreciation expense as a cost of revenue. Direct material costs relating to product revenues also include the costs associated with acquiring Co-60 in finished or semi-finished form, acquiring Co-59 in a form ready for insertion into reactors for conversion into Co-60, the reactor time and associated services to convert Co-59 into Co-60, and parts and equipment associated with building and maintaining production irradiators.

Operating Expenses

SG&A Expenses

SG&A primarily consists of compensation and benefits costs and general operating and administrative expenses, including professional service fees (which include finance and legal costs), travel and entertainment expenses, and other general and administrative expenses. Share-based compensation expense is also included in SG&A. At September 30, 2020, unvested awards have remaining unrecognized share-based compensation expense of $15.1 million, which consists of $10.2 million related to time vesting awards (Class B-1 Units) to be recognized over a weighted average period of 2.6 years and $4.9 million related to performance vesting awards (Class B-2 Units). We expect to recognize the remaining expense associated with the performance vesting awards (Class B-2 Units) upon the listing and public trading of our common stock.

Amortization of Intangible Assets

Amortization of intangible assets primarily consists of expense associated with customer relationship intangibles, the majority of which relate to the fair values attributed to these assets upon the recapitalization of the Company in connection with the acquisition by the Sponsors in 2015. These customer relationship intangibles were initially assigned a useful life of ten years and have a remaining useful life of approximately five years. These customer relationship intangible assets account for $49.1 million of our current annual amortization expense and are expected to be fully amortized in 2025. Amortization expense fluctuates when we have an acquisition, disposition, impairment charge, or as their useful lives expire. We expect intangible assets related to future acquisitions and the associated amortization expense will increase over time as we execute on our strategy to pursue acquisition targets that are complementary to our businesses.

Impairment

We review tangible and intangible assets for impairment on a regular basis. Impairment charges in 2018 represented charges associated with our withdrawal from the Nordion GA-MURR project (as described below) and the divestiture of the Medical Isotopes business. Impairment charges in 2019 were incurred primarily in connection with the closure of the Willowbrook facility.

Operating Income

Operating income represents gross profit, less SG&A, amortization of intangible assets and impairment charges.

Interest Expense, Net

Interest expense, net, represents interest paid or accruing on our outstanding indebtedness and the amortization of debt discount and debt issuance costs. Interest expense is affected by changes in average outstanding indebtedness (including capital lease obligations) and variable interest rates. We present interest expense net of interest income, which primarily consists of interest earned on cash on hand.

Other Income, Net

Other income, net primarily consists of changes in the fair value of the embedded derivatives in Nordion’s contracts, the net impact of pension related benefits and income related to deferred income on a lease associated with the divestiture of the Medical Isotopes business.

Provision (Benefit) for Income Taxes

Provision for income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes.

Net Income (Loss) Attributable to Noncontrolling Interests

We conduct our operations through our subsidiaries. As of December 31, 2019, our subsidiaries were wholly owned by us, except for outstanding noncontrolling interests of 15% and 33% at our two China subsidiaries, respectively. In addition, a 15% noncontrolling interest remains from the August 2018 acquisition of Nelson Fairfield. Pursuant to the terms of the transaction, we acquired 85% of the equity interests of Nelson Fairfield and are required to acquire the 15% noncontrolling interest within three years from the date of the acquisition. For accounting purposes, we consolidate the results of operations of these subsidiaries with our results of operations and reflect the noncontrolling interests of our two China subsidiaries on our consolidated statements of operations and comprehensive income (loss) as net income (loss) attributable to noncontrolling interests. Because the purchase obligation for the remaining 15% ownership of Nelson Fairfield is mandatory (valued at $13.6 million as of September 30, 2020), none of its earnings are allocated to noncontrolling interests.

Constant Currency Sales Growth

“Constant currency” is a non-GAAP financial measure we use to assess performance excluding the impact of foreign currency exchange rate changes. Constant currency sales growth is calculated by translating prior year sales in local currency at the average exchange rates applicable for the current period. The translated results are then used to determine year-over-year percentage increases or decreases. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign currency exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with U.S. GAAP.

Adjusted Net Income and Adjusted EBITDA

We use Adjusted Net Income and Adjusted EBITDA, non-GAAP financial measures, as the principal measures of our operating performance. Management believes Adjusted Net Income and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without the impact of certain non-cash items and non-routine items that we do not expect to continue at the same level in the future and other items that are not core to our operations. We believe that these measures are useful to our investors because they provide a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. In addition, we believe Adjusted Net Income and Adjusted EBITDA will assist investors in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented. Our management also uses Adjusted Net Income and Adjusted EBITDA in their financial analysis and operational decision-making and Adjusted EBITDA serves as the metric for attainment of our primary annual incentive program. Adjusted Net Income and Adjusted EBITDA may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies.

For more information regarding our definition and calculation of Adjusted Net Income and Adjusted EBITDA, including information about its limitations as a tool for analysis, please see “Summary—Summary Historical Consolidated Financial and Other Data.”

Segment Income

Segment Income is the primary earnings measure we use to evaluate the performance of our reportable segments, as disclosed in the Segment and Geographic Information note to our consolidated financial statements included elsewhere in this prospectus. Costs associated with support functions that are not directly associated with one of the three reportable segments, such as corporate operating expenses for executive management, accounting, information technology, legal, human resources, treasury, corporate development, tax, purchasing, and marketing are allocated to the segments based on net revenue. Segment Income excludes certain items which are included in income (loss) before tax as determined in our consolidated statement of operations and comprehensive income (loss).

CONSOLIDATED RESULTS OF OPERATIONS

Nine Months Ended September 30, 2020 as compared to Nine Months Ended September 30, 2019

The following table sets forth the components of our results of operations for the nine months ended September 30, 2020 and 2019.

(thousands of U.S. dollars)	2020	2019	$ Change	% Change
Total net revenues	$601,313	$584,842	$16,471	2.8%
Total cost of revenues	278,318	286,632	(8,314)	(2.9)%
Total operating expenses	169,358	160,083	9,275	5.8%
Operating income	153,637	138,127	15,510	11.2%
Net income	5,895	7,321	(1,426)	(19.4)%
Adjusted Net Income(1)	77,144	87,897	(10,753)	(12.2)%
Adjusted EBITDA(1)	306,797	285,457	21,340	7.5%

(1)

Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures. For more information regarding our calculation of Adjusted Net Income and Adjusted EBITDA, including information about their limitations as tools for analysis and a reconciliation of net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income and Adjusted EBITDA, please see “Summary—Summary Historical Consolidated Financial and Other Data.”

Total Net Revenues

The following table compares our revenues by type for the nine months ended September 30, 2020 to the nine months ended September 30, 2019.

(thousands of U.S. dollars)	2020	2019	$ Change	% Change
Service	$524,025	$501,875	$22,150	4.4%
Product	77,288	82,967	(5,679)	(6.8%)

Total net revenues	$601,313	$584,842	$16,471	2.8%

Net revenues were $601.3 million in the nine months ended September 30, 2020, an increase of $16.5 million, or 2.8%, as compared with the same period in the prior year. Excluding the impact of foreign currency exchange rates, net revenues in the nine months ended September 30, 2020 increased approximately 3.9% compared with the same period in the prior year.

Service revenues

Service revenues increased $22.1 million, or 4.4%, to $524.0 million for the nine months ended September 30, 2020 as compared to $501.9 million for the same period in the prior year. The increase in net service revenues reflected a $14.7 million favorable impact from pricing in our Sterigenics segment, $12.6 million of increased demand for services related primarily to personal protective equipment used to provide protection against COVID-19 in our Nelson Labs segment, and a $6.8 million increase due to organic volume growth in our Sterigenics segment. This was partially offset by a $7.0 million unfavorable impact due to the temporary suspension of operations at our Atlanta facility and the permanent closure of the Willowbrook facility and a $4.6 million unfavorable impact from foreign exchange.

Product revenues

Product revenues decreased $5.7 million, or 6.8%, to $77.3 million for the nine months ended September 30, 2020 as compared to $83.0 million for the same period in the prior year. The decrease was primarily a result of a $10.6 million decrease in volume relating to the deferral of medical use Co-60 sales due to COVID-19 and the scheduled timing of industrial use Co-60 harvest and customer deliveries, partly offset by the impact from favorable pricing of $3.5 million.

Total Cost of Revenues

The following table compares our cost of revenues by type for the nine months ended September 30, 2020 to the nine months ended September 30, 2019.

(thousands of U.S. dollars)	2020	2019	$ Change	% Change
Service	$247,386	$248,406	$(1,020)	(0.4%)
Product	30,932	38,226	(7,294)	(19.1%)

Total cost of revenues	$278,318	$286,632	$(8,314)	(2.9%)

Total cost of revenues accounted for approximately 46.3% and 49.0% of our consolidated net revenues for the nine months ended September 30, 2020 and 2019, respectively.

Cost of service revenues

Cost of service revenues decreased $1.0 million, or 0.4%, for the nine months ended September 30, 2020 as compared to the prior year period. The decrease in cost of service revenues was primarily attributable to the closure of the Willowbrook facility, representing a decrease of $9.2 million, partially offset by incremental costs to support the organic revenue growth across the global network.

Cost of product revenues

Cost of product revenues decreased $7.3 million, or 19.1%, for the nine months ended September 30, 2020 as compared to the prior year period. The decrease was primarily a result of reduced sales volumes of both medical-use Co-60 and industrial-use Co-60 as referenced above.

Operating Expenses

The following table compares our operating expenses for the nine months ended September 30, 2020 to the nine months ended September 30, 2019.

(thousands of U.S. dollars)	2020	2019	$ Change	% Change
Selling, general and administrative expenses	$125,369	$110,360	$15,009	13.6%
Amortization of intangible assets	43,989	43,942	47	0.1%
Impairment of long-lived assets	—	5,781	(5,781)	(100%)

Total operating expenses	$169,358	$160,083	$9,275	5.8%

Operating expenses accounted for approximately 28.2% and 27.4% of our consolidated net revenues for the nine months ended September 30, 2020 and 2019, respectively.

SG&A

SG&A increased $15.0 million, or 13.6%, for the nine months ended September 30, 2020 as compared to the prior year period. The increase was driven primarily by the following:

•

a $19.3 million increase in third party professional fees, including $17.6 million of legal expenses, associated with EO litigation; the majority of these expenses were recorded in the second and third quarters of 2020, as the per occurrence limit of our environmental liability insurance had been reached for the Willowbrook litigation in the second quarter of 2020;

•

$2.4 million in costs directly associated with the COVID-19 pandemic in the current year, including donations to related charitable causes and special bonuses for front-line personnel working on-site during lockdown periods;

•	$2.3 million in professional fees associated with the July 2020 acquisition of Iotron Industries Canada, Inc.; and

•	a $1.8 million increase in professional fees associated with preparation for an initial public offering.

Partially offsetting the above increases was an $11.1 million decrease in share-based compensation expense, $10.0 million of which related to the Class C Performance and Time Vesting Units of Topco Parent, which vested in the third quarter of 2019 based on the achievement of the aggregate distributions to Class A unitholders and the approval of the board of managers of Topco Parent.

Amortization of intangible assets

Amortization of intangible assets was $44.0 million for the nine months ended September 30, 2020 or 0.1% greater than the prior year period. The change was insignificant and there were only two months of amortization on newly acquired intangible assets related to the Iotron acquisition.

Impairment of long-lived assets

In 2019, we recorded long-lived asset impairment expenses due to the closure of our Willowbrook facility citing the expiration of the primary Willowbrook facility lease and the unstable legislative and regulatory landscape in Illinois.

Interest Expense, Net

Interest expense, net increased $52.7 million, or 46.0%, for the nine months ended September 30, 2020 as compared to the prior year period. The increase was largely due to a higher outstanding debt balance as a direct result of the December 2019 refinancing, a $50.0 million borrowing on the revolver during the first quarter of 2020, which was subsequently repaid in the second quarter of 2020, and the issuance of $100.0 million of First Lien Notes in July 2020 to fund the Iotron acquisition. The weighted average interest rate was 6.45% and 6.15% at September 30, 2020 and 2019, respectively.

Foreign exchange (gain) loss

Foreign exchange (gain) loss increased $13.8 million to a gain of $5.4 million for the nine months ended September 30, 2020 as compared to a loss of $8.5 million in the prior year period. In the third quarter of 2020, we identified an immaterial error in previously issued financial statements as a result of incorrectly recording the foreign exchange (gain) loss on a U.S. dollar denominated loan between a U.S. subsidiary and European subsidiary. We reflected the correction of this immaterial error within these financial statements for the period ended September 30, 2020, the effect of which increased foreign exchange gain by $2.2 million. The remainder of the variance is primarily due to a 7.4% change in the U.S. dollar to Euro exchange rate between September 2019 to September 2020.

Other Income, Net

Other income, net was $4.4 million for the nine months ended September 30, 2020 and $4.7 million for the nine months ended September 30, 2019. The fluctuation was primarily driven by the change in the fair value of the embedded derivatives in Nordion’s contracts. For the nine months ended September 30, 2020, we recorded an unrealized loss on embedded derivatives of $0.6 million as compared to an unrealized gain on embedded derivatives of $0.2 million for the nine months ended September 30, 2019.

Provision for Income Taxes

For the nine months ended September 30, 2020 we had an income tax benefit of $9.7 million, compared to tax expense of $12.6 million recorded in the prior year period. The change is driven primarily by the $24.7 million cumulative tax benefit realized in September 2020 as a result of final 951A regulations, partially offset by the $36.2 million valuation allowance.

Provision for income taxes for the nine months ended September 30, 2020 and 2019 differed from the statutory rate of 21% primarily due to the impact of GILTI (including final 951A regulations), changes on items that are not expected to have a future tax benefit, and the foreign rate differential.

See “Trends and Key Factors Affecting our Results of Operations” above for further information on the provision for income taxes.

Net Income, Adjusted Net Income and Adjusted EBITDA

Net income for the nine months ended September 30, 2020 was $5.9 million, as compared to a net income of $7.3 million for the nine months ended September 30, 2019. Adjusted Net Income was $77.1 million for the nine months ended September 30, 2020, as compared to $87.9 million for the nine months ended September 30, 2019, due to the factors described above. Adjusted EBITDA was $306.8 million for the nine months ended September 30, 2020, as compared to $285.5 million for the nine months ended September 30, 2019, due to the factors described above. Please see “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to its most directly comparable financial measure calculated and presented in accordance with GAAP.

Fiscal 2019 as compared to Fiscal 2018

The following table sets forth the components of our results of operations for the years ended December 31, 2019 and 2018.

(thousands of U.S. dollars)	2019	2018	$ Change	% Change
Total net revenues	$778,327	$746,149	$32,178	4.3%
Total cost of revenues	382,896	388,897	(6,001)	1.5%
Total operating expenses	211,834	276,405	(64,571)	(23.4%)
Operating income	183,597	80,847	102,750	127.1%
Net loss	(20,425)	(5,876)	(14,549)	(247.6%)
Adjusted Net Income(1)	100,386	75,315	25,071	33.3%
Adjusted EBITDA(1)	379,932	340,637	39,265	11.5%

(1)

Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures. For more information regarding our calculation of Adjusted Net Income and Adjusted EBITDA, including information about its limitations as a tool for analysis and a reconciliation of net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Net Income and Adjusted EBITDA, please see “Summary—Summary Historical Consolidated Financial and Other Data.”

Total Net Revenues

The following table compares our revenues by type for the year ended December 31, 2019 to the year ended December 31, 2018. Results from the Nelson Fairfield acquisition are included in the Nelson Labs segment for the post-acquisition periods beginning August 7, 2018. The Medical Isotopes business was included in 2018 through the date of its divestiture in July 2018.

(thousands of U.S. dollars) Net revenues for the year ended December 31,	2019	2018	$ Change	% Change
Service	$673,037	$615,510	$57,527	9.3%
Product	105,290	130,639	(25,349)	(19.4)%

Total net revenues	$778,327	$746,149	$32,178	4.3%

Net revenues were $778.3 million in the year ended December 31, 2019, an increase of $32.2 million, or 4.3%, as compared with the prior year. Excluding the impact of foreign currency exchange rates, net revenues in the year ended December 31, 2019 increased approximately 5.9% compared with the same period in 2018.

Service revenues

Service revenues increased $57.5 million, or 9.3%, to $673.0 million in 2019 as compared to $615.5 million in 2018. The increase in net service revenues was primarily driven by organic volume growth of $27.9 million and $5.0 million in the Sterigenics and Nelson Labs segments, respectively, $16.5 million and $6.5 million favorable impacts related to pricing in the Sterigenics and Nelson Labs segments, respectively, and an $11.0 million increase from the impact of the Gibraltar Laboratories acquisition. These factors were partially offset by a $14.4 million decrease associated with the closure of the Willowbrook facility.

Product revenues

Product revenues decreased $25.3 million, or 19.4%, to $105.3 million in 2019 as compared to $130.6 million in 2018. The decrease in product revenues was primarily attributable to the divestiture of the Medical Isotopes business in July 2018, which resulted in a decrease in revenues of $25.4 million.

Total Cost of Revenues

The following table compares our cost of revenues by type for the year ended December 31, 2019 to the year ended December 31, 2018.

(thousands of U.S. dollars) Cost of revenues for the year ended December 31,	2019	2018	$ Change	% Change
Service	$333,290	$326,559	$6,731	2.1%
Product	49,606	62,338	(12,732)	(20.4)%

Total cost of revenues	$382,896	$388,897	$(6,001)	(1.5)%

Total cost of revenues accounted for approximately 49.2% and 52.1% of our consolidated net revenues for the years ended December 31, 2019 and 2018, respectively.

Cost of service revenues

Cost of service revenues increased $6.7 million, or 2.1%, for the year ended December 31, 2019 as compared to the prior year. The increase was primarily attributable to increased labor and other variable costs associated with higher sterilization processing and testing volumes referenced above. These increases were partially offset by a $2.2 million reduction in costs as a result of the Willowbrook facility closure.

Cost of product revenues

Cost of product revenues decreased $12.7 million, or 20.4%, for the year ended December 31, 2019 as compared to the prior year. The decrease was primarily attributable to the divestiture of the Medical Isotopes business in July 2018.

Operating Expenses

The following table compares our operating expenses for the year ended December 31, 2019 to the year ended December 31, 2018:

(thousands of U.S. dollars) Operating expenses for the Year Ended December 31,	2019	2018	$ Change	% Change
Selling, general and administrative expenses	$147,480	$133,363	$14,117	10.6%
Amortization of intangible assets	58,562	57,975	587	1.0%
Impairment of long-lived assets	5,792	34,981	(29,189)	(83.4%)
Impairment of GA-MURR intangible assets	—	50,086	(50,086)	(100%)

Total operating expenses	$211,834	$276,405	$(64,571)	(23.4%)

Operating expenses accounted for approximately 27.2% and 37.0% of our consolidated net revenues for the year ended December 31, 2019 and 2018, respectively.

SG&A

SG&A increased $14.1 million, or 10.6%, for the year ended December 31, 2019 as compared to the prior year. The increase was driven primarily by the following:

•

a $10.0 million increase in share-based compensation expense related to the Class C Performance and Time Vesting Units, which vested in the third quarter of 2019 based on the achievement of the aggregate distributions to the A Unitholder partners and the approval of the Board of Sotera Health Topco Parent, L.P. for accelerated vesting;

•	an $8.6 million increase in third party professional fees, including $6.5 million of legal expenses, associated with EO litigation; and

•	$2.0 million of costs associated with preparation for an initial public offering.

The increase was partially offset by the following items which were expensed in 2018 but did not recur in 2019:

•	a $4.3 million settlement with a vendor in our sterilization services; and

•	$2.4 million of contract termination and exits costs related to GA-MURR (as described below).

Asset impairments

In 2019, we recorded long-lived asset impairment expenses due to the closure of our Willowbrook facility citing the unstable legislative and regulatory landscape in Illinois, as well as the expiration of the primary Willowbrook facility lease.

In 2018, we recorded aggregate long-lived asset and intangible asset impairments expense of $35.0 million and $50.1 million, respectively, primarily due to the withdrawal from the GA-MURR project in early April 2018, which resulted in impairment of the associated long-lived assets (approximately $32.7 million) and intangible asset related to our MURR supply agreement (approximately $50.1 million). As a result of a strategic review of the Medical Isotopes business and other factors, we withdrew from the GA-MURR project which was intended to replace our supply of Molybdenum-99 (“Mo-99”) utilized in our former Medical Isotopes business.

Amortization of intangible assets

Amortization of intangible assets was $58.6 million for the year ended December 31, 2019, or 1.0% above the prior year. The change was insignificant as there were no significant changes to our finite-lived intangible assets.

Interest Expense, Net

Interest expense, net increased $14.4 million, or 10.0%, for the year ended December 31, 2019 as compared to the prior year. The increase was largely due to an increase in the outstanding amount of the Term Loan (due to a $320.0 million incremental borrowing in August 2019), the debt refinancing in December 2019 and an increase in the LIBOR rate in 2019. The weighted average interest rate was 6.08% and 5.92% at December 31, 2019 and 2018, respectively.

Other Income, Net

Other income, net was $7.2 million for the year ended December 31, 2019 and $3.9 million for the year ended December 31, 2018. The fluctuation was primarily driven by changes in the fair value of the embedded derivatives in Nordion’s contracts. We recorded an unrealized gain on embedded derivatives of $1.2 million for the year ended December 31, 2019 as compared to an unrealized loss on embedded derivatives of $1.0 million for the year ended December 31, 2018. Also, we recognized an additional $0.9 million of income associated with deferred income on a lease for the year ended December 31, 2019 versus the year ended December 31, 2018. The prior year only included approximately a half a year’s income compared to a full year in 2019.

Provision for Income Taxes

Provision for income tax expense decreased $10.6 million, or 35.2%, to $19.5 million for the year ended December 31, 2019 as compared to $30.1 million in the prior year primarily due to the income tax expense recognized on the sale of assets related to the Medical Isotopes business during 2018.

Provision for income taxes for the year ended December 31, 2019 differed from the statutory rate of 21% primarily due to the foreign rate differential, the partial valuation allowance against our excess interest expense carryforward balance, GILTI expense referenced above and non-deductible expenses. Provision for income taxes for the year ended December 31, 2018 differed from the statutory rate of 21% primarily due to the foreign rate differential, GILTI expense referenced above, an increase to our tax liability associated with the TCJA toll charge on unremitted foreign earnings, and the impact of the TCJA tax rate reduction on our deferred tax balances.

Net Loss, Adjusted Net Income and Adjusted EBITDA

Net loss for the year ended December 31, 2019 was $20.4 million, as compared to $5.9 million for the year ended December 31, 2018. Adjusted Net Income was $100.4 million for the year ended December 31, 2019, as compared to $75.3 million for the year ended December 31, 2018, due to the factors described above. Adjusted EBITDA was $379.9 million for the year ended December 31, 2019, as compared to $340.6 million for the year ended December 31, 2018, due to the factors described above. Please see “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation of Adjusted Net Income and Adjusted EBITDA to their most directly comparable financial measure calculated and presented in accordance with GAAP.

SEGMENT RESULTS OF OPERATIONS

We currently have three reportable segments: Sterigenics, Nordion and Nelson Labs. Our chief operating decision maker evaluates performance and allocates resources within our business based on Segment Income, which excludes certain items which are included in income (loss) before tax as determined in our consolidated statement of operations and comprehensive income (loss). The accounting policies for our reportable segments are the same as those for the consolidated Company.

Our Segments

Sterigenics

Our Sterigenics business provides outsourced terminal sterilization and irradiation services for the medical device, pharmaceutical, food safety and advanced applications markets using three major technologies: gamma irradiation, EO processing and E-beam irradiation.

Nordion

Our Nordion business is a global provider of Co-60 and gamma irradiators, which are the key components to the gamma sterilization process.

As a result of the time required to meet regulatory and logistics requirements for delivery of radioactive products, combined with accommodations made to our customers to minimize disruptions to their operations during the installation of Co-60, Nordion sales patterns can often vary significantly from one quarter to the next. However, timing-related impacts on our sales performance tend to be resolved within several quarters, resulting in more consistent performance over longer periods of time. In addition, sales of production irradiators occur infrequently and tend to be for larger amounts.

Results for our Nordion segment are also impacted by Co-60 supplier mix, harvest schedules and product and service mix.

Nelson Labs

Our Nelson Labs business provides outsourced microbiological and analytical chemistry testing and advisory services for the medical device and pharmaceutical industries.

Other

The Other reportable segment consisted of the Medical Isotopes business, a global supplier of medical isotopes for research, healthcare diagnostic and therapeutic uses, prior to its divestiture on July 30, 2018. We finalized the sale of the assets of the Medical Isotopes business for $213.0 million.

For more information regarding our reportable segments please refer to “Business” and the Segment and Geographic Information note to consolidated financial statements elsewhere in this prospectus.

Segment Results for the nine months ended September 30, 2020 and 2019

The following tables compare the net revenues and segment income of our reportable segments for the nine months ended September 30, 2020 to the same period in the prior year:

	Nine Months Ended September 30,
	2020	2019	$ Change	% Change
Net Revenues
Sterigenics	$363,954	$350,387	$13,568	3.9%
Nordion	86,034	91,869	(5,835)	(6.4%)
Nelson Labs	151,325	142,586	8,739	6.1%

Segment Income
Sterigenics	$192,803	$180,361	$12,442	6.9%
Nordion	50,692	49,698	994	2.0%
Nelson Labs	63,302	55,397	7,905	14.3%

Segment Income Margin
Sterigenics	53.0%	51.5%
Nordion	58.9%	54.1%
Nelson Labs	41.8%	38.9%

Net Revenues

Sterigenics net revenues were $364.0 million for the nine months ended September 30, 2020, an increase of $13.6 million, or 3.9%, as compared to the same prior year period. The increase reflects favorable impact from pricing of 4.2% and a 1.9% increase due to organic volume growth. This was partially offset by a 2.0% headwind associated with the temporary suspension of operations at our Atlanta facility and the permanent closure of the Willowbrook facility. Net revenues were also slightly negatively impacted by reduced demand for medical devices associated with elective procedures, which were deferred due to COVID-19.

Nordion net revenues were $86.0 million for the nine months ended September 30, 2020, a decrease of $5.8 million, or 6.4%, as compared to the same prior year period. Volume contributed to a decline of approximately 11.6% relating to timing of medical use Co-60 sales due to COVID-19 and the scheduled timing of industrial use Co-60 harvest and customer deliveries, partially offset by favorable pricing of 3.8%.

Nelson Labs net revenues were $151.3 million for the nine months ended September 30, 2020, an increase of $8.7 million, or 6.1%, as compared to the same prior year period, primarily driven by an 8.9% increase in demand for testing services related to personal protective equipment used to provide protection against COVID-19, partially offset by a reduction in other lab testing volumes.

Segment Income

Sterigenics segment income was $192.8 million for the nine months ended September 30, 2020, an increase of $12.4 million, or 6.9%, as compared to the same prior year period. The 6.9% increase in segment margin was primarily a result of favorable pricing referenced above.

Nordion segment income was $50.7 million for the nine months ended September 30, 2020, an increase of $1.0 million, or 2.0%, as compared to the same prior year period. The increase in segment income was primarily due to a decrease in costs of medical use Co-60 attributed to COVID-19 disruptions of $4.1 million and favorable mix of Co-60 suppliers of $3.6 million. This was partially offset by the impact from the decline in sales referenced above.

Nelson Labs segment income was $63.3 million for the nine months ended September 30, 2020, an increase of $7.9 million, or 14.3%, as compared to the same prior year period, primarily due to the increase in sales relating to personal protective equipment referenced above.

Segment Results for the years ended December 31, 2019 and 2018

The following tables compare segment net revenue and segment income for the year ended December 31, 2019 to the year ended December 31, 2018:

	Year Ended December 31,
	2019	2018	$ Change	% Change
Net Revenues
Sterigenics	$471,708	$435,733	$35,975	8.3%
Nordion	116,165	118,829	(2,664)	(2.2%)
Nelson Labs	190,454	166,217	24,237	14.6%
Other	—	25,370	(25,370)	(100%)

Segment Income
Sterigenics	$244,904	$216,490	$28,414	13.1%
Nordion	62,196	60,288	1,908	3.2%
Nelson Labs	72,832	58,915	13,917	23.6%
Other	—	4,944	(4,944)	(100%)

Segment Income margin
Sterigenics	51.9%	49.7%
Nordion	53.5%	50.7%
Nelson Labs	38.2%	35.4%
Other	—	19.5%

Net Revenues

Sterigenics net revenues were $471.7 million for the year ended December 31, 2019, an increase of $36.0 million, or 8.3%, as compared to the prior year. The increase was driven by favorable impacts from organic volume growth and pricing of 6.4% and 3.8%, respectively. This was partially offset by a 3.3% headwind associated with the closure of the Willowbrook facility.

Nordion net revenues were $116.2 million for the year ended December 31, 2019, a decrease of $2.7 million, or 2.2%, as compared to the prior year. The decrease reflects a 3.8% impact from lower volumes of industrial use Co-60 and a 1.6% impact from the weakening of the Canadian dollar compared to the U.S. dollar in 2019 as compared to the prior year, partially offset by a 3.7% impact from favorable pricing.

Nelson Labs net revenues were $190.5 million for the year ended December 31, 2019, an increase of $24.2 million, or 14.6%, as compared to the prior year. The increase is primarily attributable to a 6.6% impact from the acquisition of Gibraltar Laboratories, coupled with favorable pricing and growth in organic volumes of 3.9% and 3.0%, respectively.

We divested the Medical Isotopes business in July 2018 and as a result, no sales were recorded for the year ended December 31, 2019, as compared to net revenues of $25.4 million for the year ended December 31, 2018.

Segment Income

Sterigenics segment income was $244.9 million for the year ended December 31, 2019, an increase of $28.4 million, or 13.1%, as compared to the prior year. The 2.2% increase in segment margin was driven by improved operating leverage as facilities operate at higher levels of utilization due to organic volume growth referenced above as well as the favorable pricing referenced above.

Nordion segment income was $62.2 million for the year ended December 31, 2019, an increase of $1.9 million, or 3.2%, as compared to the prior year. The increase in segment income was driven by the favorable pricing impact referenced above.

Nelson Labs segment income was $72.8 million for the year ended December 31, 2019, an increase of $13.9 million, or 23.6%, as compared to the prior year. The increase in segment income was driven by the acquisition of Gibraltar Laboratories, coupled with favorable pricing and improved operating leverage due to an increase in organic volume as referenced above.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of liquidity for our business are cash flows from operations and borrowings under our credit facilities. We expect that our primary liquidity requirements will be to service our debt, to invest in fixed assets to build and/or expand existing facilities, to fund selective business acquisitions, make capital expenditures and for other general corporate purposes.

As of September 30, 2020, we had $108.4 million of cash and cash equivalents, of which $0.2 million was restricted cash. This is an increase of $45.4 million from the balance at December 31, 2019. Our foreign subsidiaries held cash of approximately $84.7 million at September 30, 2020 and $43.4 million at December 31, 2019, to meet their liquidity needs. No material restrictions exist to accessing cash held by our foreign subsidiaries.

Our capital expenditure program is a component of our long-term strategy. This program includes, among other things, investments in new and existing facilities, business expansion projects, Co-60 used by Sterigenics at its gamma irradiation facilities and information technology enhancements. During 2019, our capital expenditures amounted to $57.3 million, compared to $72.6 million in 2018. Through the first nine months of 2020, our capital expenditures were $33.6 million. This amount includes approximately $5.0 million related to facility enhancements at EO sterilization facilities within our Sterigenics segment. Our capital expenditures through the first nine months of 2020 were lower than initially planned as a result of deferrals due largely to the COVID-19 pandemic.

In 2021, we expect to continue to invest in facility expansions, ongoing routine maintenance for existing facilities, and acquisition of Co-60 for use by our Sterigenics segment in its gamma irradiation facilities. In addition, we expect to invest in special projects related to development of new Co-60 supply sources and facility enhancements at our EO sterilization facilities. We currently expect our capital expenditures to be higher in 2021 than in recent years and remain elevated over the next several years as we execute on those special projects in addition to our normal growth and maintenance related investments. For 2021, considering our typical growth and maintenance projects, along with the special projects, we expect capital expenditures to exceed $100.0 million, approximately $12 million to $17 million of which relates to enhancements at EO sterilization facilities.

We may choose to temporarily defer planned capital expenditures due to fluctuations in demand for our products and services resulting from the COVID-19 pandemic and the needs of our customers.

We expect that cash on hand, operating cash flows and amounts available under our credit facilities will provide sufficient working capital to operate our business, make expected capital expenditures, meet litigation costs and meet foreseeable liquidity requirements, including debt service on our long-term debt, for at least the next twelve months. Subject to market conditions, we are considering upsizing our Revolving Credit Facility in the fourth quarter of 2020 to increase capacity under the facility by approximately $100.0 million to $150.0 million. We expect to use cash provided by operations in excess of amounts needed for capital expenditures and required debt repayments to reduce our debt or to fund potential acquisitions, or for other general corporate purposes. Our ability to meet future working capital, capital expenditures and debt service requirements will depend on our future financial performance, which will be affected by a range of macroeconomic, competitive and business factors, particularly interest rates and changes in our industry, many of which are outside of our control.

Cash Flow Information

Nine months ended September 30, 2020 compared to nine months ended September 30, 2019

(thousands of U.S. dollars)	2020	2019
Net Cash Provided by (Used in):
Operating activities	$98,740	$138,974
Investing activities	(139,920)	(36,636)
Financing activities	83,961	(108,811)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,639	(4,030)

Net increase in cash and cash equivalents, including restricted cash, during the period	$45,420	$(10,503)

Operating activities

Cash flows provided by operating activities decreased $40.3 million to net cash provided of $98.7 million in the nine months ended September 30, 2020 compared to $139.0 million for the nine months ended September 30, 2019. The primary driver was higher net interest expense in 2020 of $52.6 million, driven by a higher weighted average interest rate and a larger balance of debt outstanding.

Investing activities

Historically, our principal uses of cash for investing activities were related to acquisitions of property, plant and equipment, including Co-60 purchases, and business acquisitions. These investments support our growth activities, including capacity expansions and expenditures that extend the life or productivity of existing assets.

For the nine months ended September 30, 2020 cash used by investing activities increased $103.3 million to $139.9 million compared to $36.6 million for the nine-month period ended September 30, 2019. The increase is attributable to the July 2020 acquisition of Iotron.

Financing activities

Net cash provided by financing activities was $84.0 million for the nine months ended September 30, 2020 as compared to net cash used of $108.8 million for the nine months ended September 30, 2019. Proceeds of borrowings totaling $150.0 million were partially offset by payments on debt. In March 2020, we borrowed $50.0 million on our revolving credit facility to increase our cash balance in response to concerns regarding the COVID-19 impact to the financial markets; the $50.0 million was repaid in June 2020. In July 2020 we issued $100.0 million of First Lien Notes to fund the acquisition of Iotron. The primary use of cash in the nine months ended September 30, 2019 was dividends to shareholders and principal payments on debt.

Year ended December 31, 2019 compared to the year ended December 31, 2018

(thousands of U.S. dollars)	2019	2018
Net Cash Provided by (Used in):
Operating activities	$149,041	$119,563
Investing activities	(57,257)	96,638
Financing activities	(126,030)	(191,857)
Effect of foreign currency exchange rate changes on cash and cash equivalents	485	(3,676)

Net increase (decrease) in cash and cash equivalents, including restricted cash, during the period	$(33,761)	$20,668

Operating activities

Cash flows provided by operating activities increased $29.4 million to net cash provided of $149.0 million in the year ended December 31, 2019 compared to $119.6 million for the prior year. The higher net loss in 2019 was impacted by a non-operating loss on extinguishment of debt of $30.2 million, lower deferred income taxes of $26.3 million and a non-cash impairment of long-lived assets of $5.8 million. This compares to non-cash impairments of $85.1 million in 2018 that were more than offset by a gain on the sale of the Medical Isotopes business of $95.9 million. This was partially offset by a $12.4 million decrease in net cash from operating assets and liabilities, resulting in a cash outflow of $8.4 million in the year ended December 31, 2019 compared to $4.0 million of cash inflows in the prior year. The remainder of the variance is due to a $10.1 million decrease in unrealized foreign exchange losses.

Investing activities

For the year ended December 31, 2019 cash used by investing activities was $57.3 million attributable to purchases of property, plant and equipment, compared to cash provided by investing activities of $96.6 million in the prior year. Cash from investing activities for the year ended December 31, 2018 was a direct result of proceeds from the sale of the Medical Isotopes business of $213.0 million, partially offset by the acquisition of Nelson Fairfield of $50.6 million and capital expenditures of $72.6 million.

Financing activities

Net cash used in financing activities was $126.0 million for the year ended December 31, 2019 as compared to $191.9 million for the year ended December 31, 2018. Our principal uses of cash for financing activities in 2019 were $2,561.1 million in payments on debt primarily in conjunction with the December 2019 refinancing as well as dividends and distributions to our sole stockholder of $691.2 million. This was partially offset by proceeds from borrowings totaling $3,144.6 million.

Debt Facilities

Senior Secured Credit Facilities

On December 13, 2019, Sotera Health Holdings, LLC (“SHH”), our wholly owned subsidiary, entered into new senior secured first lien credit facilities (the “Senior Secured Credit Facilities”) and settled its previously outstanding term loan and senior notes.

The Senior Secured Credit Facilities consist of both a senior secured first lien term loan (the “Term Loan”) and a $190 million senior secured first lien revolving credit facility (the “Revolving Credit Facility”). The Term Loan matures on December 13, 2026, and the Revolving Credit Facility matures on December 13, 2024. The Senior Secured Credit Facilities also provide SHH the right at any time and under certain conditions to request incremental term loans or incremental revolving credit commitments based on a formula defined in the Senior Secured Credit Facilities. As of September 30, 2020, total borrowings under the Term Loan were $2,109.4 million.

Beginning on June 30, 2020, the Term Loan is paid in equal quarterly installments in aggregate annual amounts equal to 1.00% of the Term Loan original principal amount, while the remaining balance matures on December 13, 2026. The Term Loan may bear interest at LIBOR or an alternate base rate (“ABR”) subject to a 1.00% floor plus, an incremental margin of 4.50% in the case of LIBOR loans and 3.50% in the case of ABR loans. The weighted average interest rate on borrowings under the Term Loan at September 30, 2020 was 5.50%.

As of September 30, 2020, and December 31, 2019, capitalized debt issuance costs totaled $4.3 million and $4.7 million, respectively, and debt discounts totaled $39.3 million and $44.0 million, respectively, related to the Senior Secured Credit Facilities. Such costs are recorded as a reduction of debt on our consolidated balance sheets and amortized as a component of interest expense over the term of the debt agreement.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to an applicable margin, plus, at our option, either (a) an ABR or (b) a LIBOR rate. The applicable margin under the Revolving Credit Facility may be reduced by reference to a leverage-based pricing grid with step-downs of 0.25% at a specified senior secured first lien net leverage ratio. In addition to paying interest on any outstanding borrowings under the Revolving Credit Facility, SHH is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder and customary letter of credit fees. The Revolving Credit Facility contains a maximum senior secured first lien net leverage ratio covenant of 9.00 to 1.00, tested on the last day of each fiscal quarter if, on the last day of such fiscal quarter, the sum of (i) the aggregate principal amount of the revolving loans then outstanding under the Revolving Credit Facility, plus (ii) the aggregate amount of letter of credit (“LC”) disbursements that have not been reimbursed within two business days following the end of the fiscal quarter, exceeds the greater of $76.0 million and 40.0% of the aggregate principal amount of the revolving commitments then in effect. Although this covenant did not apply as the conditions were not met, as of September 30, 2020 the first lien net leverage ratio, as defined in the Revolving Credit Facility, was approximately 5.10 to 1.00.

As of September 30, 2020, there were no borrowings on the Revolving Credit Facility. SHH borrowed $50.0 million on the Revolving Credit Facility during the first quarter of 2020 which was repaid in the second quarter of 2020. The interest rate on the borrowings under the Revolving Credit Facility averaged approximately 5.0%.

The Senior Secured Credit Facilities contain additional covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our restricted subsidiaries to engage in certain activities, such as incur indebtedness or permit to exist any lien on any property or asset now owned or hereafter acquired, as specified in the debt facility. The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including upon a change of control. As of September 30, 2020, we were in compliance with all the Senior Secured Credit Facilities covenants.

All of SHH’s obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the Senior Secured Credit Facilities.

Outstanding letters of credit are collateralized by encumbrances against the Revolving Credit Facility and the collateral pledged thereunder, or by cash placed on deposit with the issuing bank. As of September 30, 2020, the Company had $64.3 million of letters of credit issued against the Revolving Credit Facility, resulting in total availability under the Revolving Credit Facility of $125.7 million.

First Lien Notes

On July 31, 2020, SHH issued $100.0 million aggregate principal amount of senior secured first lien notes due 2026 (the “First Lien Notes”), which mature on December 13, 2026. The First Lien Notes bear interest at a rate equal to LIBOR subject to a 1.00% floor plus 6.00% per annum. Interest is payable on a quarterly basis with no principal due until maturity. The weighted average interest rate on the First Lien Notes at September 30, 2020 was 7.00%.

SHH is entitled to redeem all or a portion of the First Lien Notes, at any time and from time to time, subject to certain premiums depending on the date of redemption: any time on or prior to July 31, 2021, a customary make-whole premium applies and, thereafter, specified premiums that decline to zero apply (in each case as described in the indenture governing the First Lien Notes).

All of SHH’s obligations under the First Lien Notes are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the First Lien Notes, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the First Lien Notes. Such collateral is substantially the same collateral that secures the Senior Secured Credit Facilities and Second Lien Notes. Such collateral securing the First Lien Notes ranks pari passu with that of the Senior Secured Credit Facilities and has priority over the collateral securing the Second Lien Notes.

At September 30, 2020, capitalized debt issuance costs were $0.7 million and debt discounts were $2.9 million, respectively, related to the First Lien Notes, which are recorded as a reduction of debt on our consolidated balance sheets and amortized into interest expense over the term of the debt agreement.

Second Lien Notes

On December 13, 2019, SHH issued $770.0 million aggregate principal amount of senior secured second lien notes due 2027 (the “Second Lien Notes”), which mature on December 13, 2027. The Second Lien Notes bear interest at a rate equal to LIBOR subject to a 1.00% floor plus 8.00% per annum. The weighted average interest rate on the Second Lien Notes at September 30, 2020 was 9.00%.

SHH is entitled to redeem all or a portion of the Second Lien Notes, at any time and from time to time, subject to certain premiums depending on the date of redemption: any time on or prior to December 13, 2020, a customary make-whole premium applies and, thereafter, specified premiums that decline to zero apply (in each case as described in the indenture governing the Second Lien Notes). In addition, under certain circumstances, such as an initial public offering or certain changes of control, SHH has certain additional redemption rights (as described in the indenture governing the Second Lien Notes).

All of SHH’s obligations under the Second Lien Notes are unconditionally guaranteed by the Company and each existing and subsequently acquired or organized direct or indirect wholly-owned domestic restricted subsidiary of SHH, with customary exceptions including, among other things, where providing such guarantees is not permitted by law, regulation or contract or would result in material adverse tax consequences. All obligations under the Second Lien Notes, and the guarantees of such obligations, are secured by substantially all of the assets of the borrower and guarantors, subject to permitted liens and other exceptions and exclusions, as outlined in the Second Lien Notes. Such collateral is substantially the same collateral that secures the Senior Secured Credit Facilities and the First Lien Notes, and any security interest or lien on shared collateral securing the Senior Secured Credit Facilities or the First Lien Notes shall have priority over any security interest or lien on shared collateral securing the Second Lien Notes.

At September 30, 2020 and December 31, 2019, capitalized debt issuance costs were $1.6 million and $1.8 million and debt discounts were $21.0 million and $23.2 million, respectively, related to the Second Lien notes, which are recorded as a reduction of debt on our consolidated balance sheets and amortized into interest expense over the term of the debt agreement.

2019 Refinancing

In conjunction with the December 2019 refinancing, the company redeemed, in full, the previously outstanding $1,659.0 million aggregate Term Loan due 2022, its $450.0 million Senior Notes due 2023 (“Senior Notes”) and $425.0 million Senior PIK (“paid in kind”) Toggle Notes due 2021. In total, we accelerated the amortization of $13.4 million of debt issuance and discount costs and recognized $14.6 million representing premiums paid in connection with the early extinguishment of the Senior Notes. In connection with the refinancing, we also recognized an additional $2.1 million of expense related to debt issuance and discount costs. We recognized these costs within the loss on extinguishment of debt in our consolidated statements of operations and comprehensive income (loss). Any additional proceeds were used to fund a dividend to our sole stockholder of $275.0 million.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table describes our significant contractual cash obligations as of December 31, 2019:

	Payments due by period
(thousands of U.S. dollars)	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt (a)	$4,387,911	$235,566	$444,397	$446,296	$3,261,652
Lease obligations:
Capital (b)	31,172	1,288	2,204	2,506	25,174
Operating (c)	60,173	11,782	19,435	10,698	18,258
Supply and service obligations (d)	1,619,045	38,983	64,657	70,616	1,444,789
Direct material costs (e)	28,185	13,144	13,651	1,139	251

Total	$6,126,486	$300,763	$544,344	$531,255	$4,750,124

(a)

Represents principal and interest payments on the Senior Secured Credit Facilities and Second Lien Notes. We have calculated the interest payments on the Senior Secured Credit Facilities and Second Lien Notes at an average of 6.1% (the LIBOR floor plus 4.5%) and 9.7% (the LIBOR floor plus 8.00%), respectively. Subsequent to December 31, 2019, SHH issued $100.0 million of First Lien Notes, which are not reflected in the table above.

(b)	Consists of payments, net of interest, under our capital leases for various equipment and facilities.
(c)

Represents minimum lease payments under our operating leases for several of our facilities and other property and equipment, net of sublease payments. We elected to early adopt ASU 2016-02 Leases as of January 1, 2020, resulting in the recognition of right-of-use assets and lease liabilities of $47.4 million and $48.9 million, respectively on our consolidated balance sheet.

(d)	Consists of our best estimate of our obligations under various supply and service agreements, primarily Co-60, that are enforceable and legally binding on us.
(e)

Consists of our best estimate of our obligations to purchase EO gas under commitments that are enforceable and legally binding on us. We have excluded contracts to purchase energy and other supplies, which generally have terms of one year or less. Our contract to purchase EO gas in the U.S. requires us to purchase all our requirements from our supplier, and our contracts to purchase EO gas outside the U.S. generally require that we purchase a specified percentage of our requirements for our operations in the countries covered by those contracts. Although our EO gas contracts generally do not contain fixed minimum purchase volumes, we have calculated the amounts set forth in the table above based on the percentage of our requirements specified in the contracts and our budgeted purchase volumes for those periods.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases.

At December 31, 2019 and 2018, we had $92.9 million and $90.5 million, respectively, of standby letters of credit, surety bonds and other bank guarantees outstanding, primarily in favor of local and state licensing authorities for future decommissioning costs, and to support the unfunded portion of our pension obligation. We are obligated to provide financial assurance to local and state licensing authorities for possible future decommissioning costs associated with the various facilities that hold Co-60. At December 31, 2019 and 2018, $49.3 million and $47.8 million, respectively, of the standby letters of credit and surety bonds referenced above were outstanding in favor of the various local and state licensing authorities in the event we defaulted on our decommissioning obligation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, primarily from changes in commodity prices, interest rates and foreign currency exchange, in the ordinary course of business.

Commodity Price Risk

We purchase our supply of EO gas from various suppliers around the world, but in the United States there is a sole supplier for EO gas used for applications relevant to our business. We are exposed to market risk based on fluctuations in the price of EO gas.

We actively seek to manage the risk of fluctuating prices through long-term supply and service contracts. Most of our Sterigenics customer contracts contain provisions that permit us to pass all or a portion of our supply price increases to our customers, though some of our contracts do not contain these provisions. Even for contracts that do contain these provisions, there could be at least a brief lag between when we incur increased costs for supplies and when we can pass through these costs to our customers. In addition, even when we are contractually permitted to pass on price increases, we may decide not to do so to preserve our sales volumes.

Regulatory Risk

We are subject to extensive regulatory requirements and routine regulatory audits, and we must receive permits, licenses, and/or regulatory clearance or approval for our operations. Regulatory agencies may refuse to grant approval or clearance or may require the provision of additional data, and regulatory processes may be time consuming and costly, and their outcome may be uncertain in certain of the countries in which we operate. Regulatory agencies may also change policies, adopt additional regulations or revise existing regulations, each of which could impact our ability to provide our services. Our failure to comply with the regulatory requirements of these agencies may subject us to administratively or judicially imposed sanctions. These sanctions include, among others, warning letters, fines, civil penalties, criminal penalties, injunctions, debarment, product seizure or detention and total or partial suspension of operations. The failure to receive or maintain, or delays in the receipt of, relevant U.S. or international regulatory qualifications could have a material adverse effect on our business, prospects, financial condition or results of operations.

Interest Rate Risk

We are subject to interest rate risk on borrowings under our outstanding borrowings as the borrowings bear interest at floating rates. In October 2017, the company entered into two interest rate cap agreements with a total notional amount of $400.0 million for a total option premium of $0.6 million. The interest rate cap agreements terminated on September 30, 2020.

In June 2020, we entered into two interest rate cap agreements with notional amounts of $1,000.0 million and $500.0 million, respectively, for a total option premium of $0.3 million. These terminate on August 31, 2021 and February 28, 2022, respectively. The interest rate caps limit our cash flow exposure related to the LIBOR base rate under a portion of our variable rate borrowings to 1.0%.

During the third quarter of 2019, we entered into two interest rate swap agreements to hedge our exposure to interest rate movements and to manage interest expense related to our outstanding variable-rate debt. The notional amount of the interest rate swap agreements totaled $1,000.0 million and terminated on August 31, 2020. These swaps were designated as hedges against the changes in cash flows attributable to changes in LIBOR, the benchmark interest rate being hedged. We received interest at one-month LIBOR and paid a fixed interest rate under the terms of the swap agreement. After applying the effects of interest rate caps referenced above, a 1.0% increase in the interest rate under our outstanding obligations as of September 30, 2020, of $2,979.9 million, would increase interest expense by approximately $3.5 million per year.

See the Financial Instruments and Financial Risk note to consolidated financial statements included elsewhere in this prospectus for a summary of the activity of the interest rate caps for the periods presented.

Foreign Currency Risk

We are exposed to market risk from fluctuations in foreign currencies. We present our consolidated financial statements in U.S. dollars. Consequently, increases or decreases in the value of the U.S. dollar relative to the non-U.S. dollar functional currencies of the countries in which we operate may affect the value of these in our consolidated financial statements, even if their value has not changed in their local currency. We translate the financial statements of subsidiaries whose local currency is their functional currency to their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities and at average exchange rates for revenues and expenses. These translations could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets and liabilities. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within equity.

Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net revenues received in foreign currencies with expenses incurred in the same currency. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of operations and comprehensive income (loss) as foreign exchange (gain) loss.

Approximately 39.6% of our revenues and 45.4% of our consolidated total assets as of September 30, 2020 are derived from operations outside the United States. Holding other variables constant (such as interest rates and debt levels), if the U.S. dollar had appreciated by 10% against the foreign currencies used by our operations in the combined nine months ended September 30, 2020, revenues would have been reduced by approximately $23.8 million and gross profit by approximately $11.5 million.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following subsections describe our most critical accounting policies, estimates, and assumptions. Our discussion of critical accounting policies and estimates is intended to supplement, not duplicate, our summary of significant accounting policies so that readers will have greater insight into the uncertainties involved in these areas. Our accounting policies are more fully described in the Significant Accounting Policies note to consolidated financial statements included elsewhere in this prospectus.

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, estimates and assumptions at a specific point in time and in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these consolidated financial statements, management has made its best estimates and judgments of certain amounts, giving due consideration to materiality. The application of accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Under the Jumpstart Our Business Startups Act of 2012, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. As an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies or at which time we conclude it is appropriate to avail ourselves of early adoption provisions of applicable standards. As a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies who have adopted the new or revised accounting standards.

Revenue Recognition. The majority of our sales agreements contain performance obligations satisfied at a point in time when control of promised goods or services have transferred to our customers. For agreements with multiple performance obligations, judgment is required to determine whether performance obligations specified in these agreements are distinct and should be accounted for as separate revenue transactions for recognition purposes. In these types of agreements, we generally allocate sales price to each distinct obligation based on the relative price of each item sold in stand-alone transactions. Revenues recognized over time are generally accounted for using an input measure to determine progress completed as of the end of the period.

Refunds, returns, warranties and other related obligations are not material to any of our business units, nor do we incur material incremental costs to secure customer contracts.

The Sterigenics segment provides outsourced terminal sterilization and irradiation services for the medical device, pharmaceutical, food safety and advanced applications markets. We typically have multi-year service contracts with our significant customers, and these sales contracts are primarily based on a customer’s purchase order. Given the relatively short turnaround times, performance obligations are generally satisfied at a point-in-time upon the completion of sterilization or irradiation processing once approved by our quality assurance process at which time the service is complete.

The Nordion segment is a provider of Co-60 and gamma irradiators, which are key components to the gamma sterilization process. Revenue from the sale of Co-60 radiation sources is recognized at a point-in-time upon satisfaction of our performance obligations for delivery/installation and disposal of existing sources. Revenue from the production of equipment in our Nordion segment is recognized over time using an input measure of costs incurred and is immaterial to the overall business.

The Nelson Labs segment provides outsourced microbiological and analytical chemistry testing and advisory services for the medical device and pharmaceutical industries. We provide our customers mission-critical lab testing services, which assess the product quality, effectiveness, patient safety and end-to-end sterility of products. These services are necessary for our customers’ regulatory approvals, product releases and ongoing product performance evaluations. Nelson Labs services are generally provided on a fee-for-service or project basis, and we recognize revenues over time using an input measure of time incurred to determine progress completed at the end of the period.

We do not capitalize sales commissions as substantially all of our sales commission programs have an amortization period of one year or less. Furthermore, costs to fulfill a contract are not material.

Provisions for discounts, rebates to customers, and other adjustments are provided for as reductions in net revenues in the period the related sale was recorded. Shipping and handling charges billed to customers are included in net revenues, and the related shipping and handling costs are included in cost of net revenues on the consolidated statements of operations and comprehensive income (loss). Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer, are excluded from net revenue.

Payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. We do not evaluate whether the selling price contains a financing component for contracts that have a duration of less than one year.

Long-Lived Assets Other than Goodwill. We review long-lived assets, including finite-lived intangibles for impairment whenever events or circumstances indicate that the carrying amount of the assets may be impaired. Events or circumstances which would result in an impairment assessment include operating losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. When we evaluate assets for impairment, we make certain judgments and estimates, including interpreting current economic indicators and market valuations, evaluating our strategic plans with regards to operations, historical and anticipated performance of operations, and other factors. If we incorrectly anticipate these factors, or unexpected events occur, our operating results could be materially affected. The asset or asset group would be considered impaired when the future net undiscounted cash flows generated by the asset or asset group are less than its carrying value.

An impairment loss would be recognized based on the amount by which the carrying value of the asset or asset group exceeds its estimated fair value. We provide additional information about our long-lived assets other than goodwill in notes titled Property, Plant and Equipment and Capital Leases and Goodwill and Other Intangible Assets of our consolidated financial statements included elsewhere in this prospectus.

Goodwill and Other Indefinite-Lived Intangibles. Assets and liabilities of the business acquired are accounted for at their estimated fair values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired is recorded as goodwill. We generally supplement management expertise with valuation specialists in performing appraisals to assist us in determining the fair values of assets acquired and liabilities assumed. These valuations require us to make estimates and assumptions, especially with respect to intangible assets. We generally amortize our intangible assets over their useful lives with the exception of indefinite lived intangible assets. We do not amortize goodwill, but we evaluate it annually for impairment. Therefore, the allocation of the purchase price to intangible assets and goodwill has a significant impact on future operating results.

Goodwill and other indefinite-lived intangible assets, primarily certain regulatory licenses and tradenames, are tested for impairment annually as of October 1. If circumstances change during interim periods between annual tests that would indicate that the carrying amount of such assets may not be recoverable, the company would test such assets at an interim date for impairment. Factors which would necessitate an interim impairment assessment include prolonged negative industry or economic trends and significant underperformance relative to historical or projected future operating results.

We performed a quantitative assessment of all reporting units (Sterigenics, Nordion and Nelson Labs) as of October 1, 2019. The fair value of each reporting unit was calculated using a discounted cash flow analysis which was dependent on subjective market participant assumptions determined by management. Assumptions used in the analyses included discount rates and projected operating cash flows. Estimates of future cash flows are based upon relevant data at a point-in-time, are subject to change, and could vary from actual results. The estimated fair value of each reporting unit exceeded its carrying amount (including goodwill) by a minimum of 60% as of October 1, 2019. No factors were identified that would result in the potential impairment to the indefinite-lived intangible assets. In addition, there have been no significant events or circumstances that occurred since the annual assessment date of October 1 that would change the conclusions reached above. We provide additional information about our goodwill and other indefinite-lived intangible assets in the Goodwill and Other Intangible Assets note to consolidated financial statements included elsewhere in this prospectus.

Asset Retirement Obligations (“ARO”). ARO are legal obligations associated with the retirement of long-lived assets or the exit of a leased facility. We lease various facilities where sterilization and ionization services are performed. Under the lease agreements, we are required to return the facilities to their original condition and to perform decommissioning activities. In addition, certain of our owned facilities are required to be decommissioned when we vacate the facility. The decommissioning costs are paid in the period the expenditure is incurred. We recognize an initial liability for ARO’s at fair value, and the associated asset retirement costs are then capitalized as part of the carrying amount of the long-lived asset. Accounting for the ARO at inception and in subsequent periods includes the determination of the present value of the ARO liability and offsetting long-lived asset, the subsequent accretion of the ARO liability and depletion of the long-lived asset, and a periodic review of the ARO liability estimates and associated discount rates used in the analysis. We provide additional information about our ARO in the Asset Retirement Obligations (“ARO”) note to consolidated financial statements included elsewhere in this prospectus.

Income Taxes. We use the liability method of accounting for income taxes whereby we recognize deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. We periodically review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, expected timing of reversals of existing temporary timing differences and the implementation tax planning strategies. Deferred tax assets will be reduced by a valuation allowance if, based on management’s estimate, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates used in the recognition of deferred tax assets are subject to revision in future periods based on new facts and circumstances. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the effective income tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance, which would increase our effective income tax rate and could result in an adverse impact on our consolidated financial position or results of operations.

We determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority and that the taxing authority will have full knowledge of all relevant information. A tax position that meets the more likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Determining what constitutes an individual tax position and whether the more likely-than-not recognition threshold is met for a tax position are matters of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. We review and adjust tax estimates periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations, and precedent.

We are subject to taxation from federal, state and local, and foreign jurisdictions. Tax positions are settled primarily through the completion of audits within each individual tax jurisdiction or the closing of a statute of limitation. Changes in applicable tax law or other events may also require us to revise past estimates. The United States Internal Revenue Service routinely conducts audits of our federal income tax returns. Additional information regarding income taxes is included in the Income Taxes note to consolidated financial statements.

Commitments and Contingencies. We are, and will likely continue to be, involved in a number of legal proceedings, government investigations and claims, which we believe generally arise in the course of our business, given our size, history, complexity and the nature of our business, products, customers, regulatory environment and industries in which we participate. These legal proceedings, investigations and claims generally involve a variety of legal theories and allegations, including, without limitation, personal injury (e.g., slip and falls, burns, vehicle accidents), regulation (e.g., failure to meet specification or failure to comply with regulatory requirements), commercial claims (e.g., breach of contract, economic loss, misrepresentation), financial (e.g., taxes, reporting), employment (e.g., wrongful termination, discrimination, benefits matters) and other claims for damage and relief.

We record a liability for such contingencies to the extent we conclude that their occurrence is both probable and estimable. We consider many factors in making these assessments, including the professional judgment of experienced members of management and our legal counsel. We have made estimates as to the likelihood of unfavorable outcomes and the amounts of such potential losses. In our opinion, the ultimate outcome of these proceedings and claims is not anticipated to have a material adverse effect on our consolidated financial position, results of operations, or cash flows. However, the ultimate outcome of proceedings, government investigations and claims is unpredictable and actual results could be materially different from our estimates. We record gain contingencies when realized, and expected recoveries under applicable insurance contracts when we are assured of recovery. Refer to the Commitments and Contingencies note of our consolidated financial statements included elsewhere in this prospectus for additional information.

NEW ACCOUNTING PRONOUNCEMENTS

For a description of recent accounting pronouncements applicable to our business, see the Recent Accounting Standards note to consolidated financial statements included elsewhere in this prospectus.

ANNEX C

The below will be included in “Use of Proceeds” (with added text underlined):

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock offered by us will be approximately $                or approximately $                if the underwriters exercise their option to purchase additional shares in full (at an assumed initial public offering price of $                per share of common stock, the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us of approximately $                or approximately $                if the underwriters exercise their option to purchase additional shares in full.

We intend to use a portion of the net proceeds of this offering to (i) redeem all of the aggregate principal amount of the Second Lien Notes at the applicable redemption premium, plus accrued and unpaid interest to, but excluding, the date of redemption and (ii) repurchase                shares of our common stock (based on an assumed initial public offering price of $                , the midpoint of the estimated offering price range set forth on the cover page of this prospectus) from certain of our executive officers at a purchase price per share equal to the initial public offering price per share of our common stock less the underwriting discounts and commissions payable thereon (the “repurchase”). See “Certain Relationships and Related Party Transactions—Transactions With Certain of Our Executive Officers.” We plan to use the balance of the net proceeds of this offering to repay a portion of the indebtedness under our Term Loan. Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

As of September 30, 2020, $770.0 million of the Second Lien Notes was outstanding and borrowings under the Term Loan were $2,109.4 million. The Second Lien Notes mature on December 13, 2027 and bear interest at a rate equal to LIBOR subject to a 1.00% floor plus 8.00% per annum. The Term Loan matures on December 13, 2026, and as of September 30, 2020, the weighted average interest rate on borrowings under the Term Loan was 5.50%. The Second Lien Notes were issued and the Term Loan was originally entered into by SHH on December 13, 2019. The proceeds from the Second Lien Notes and the Term Loan were used to refinance $2,565.6 million of existing debt and to fund the payment of a $295.6 million distribution to Topco Parent. See “Description of Certain Indebtedness.”

Affiliates of Goldman Sachs & Co. LLC, an underwriter in this offering, hold approximately $420 million aggregate principal amount of the Second Lien Notes, all of which will be redeemed at the applicable redemption premium, plus accrued and unpaid interest to, but excluding the date of redemption, as described above. In addition, certain of the underwriters and/or certain of their affiliates are lenders, and/or act as agents or arrangers, under our Senior Secured Credit Facilities, and as a result, will receive a portion of the net proceeds from this offering. For more information, see “Underwriting (Conflicts of Interest).”

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming no change in he assumed number of shares offered by us and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent we raise more proceeds in this offering than currently estimated, we intend to repay additional indebtedness under our Term Loan or use the balance for working capital or other general corporate purposes. To the extent we raise less proceeds in this offering than currently estimated, we will reduce the amount of indebtedness we repay.

C-1

The below will be added in “Certain Relationships and Related Party Transactions”:

We expect to enter into agreements with each of Mr. Petras, Mr. Leffler and Mr. Klaben, to repurchase shares of our common stock at a purchase price per share equal to the initial public offering price per share of our common stock less the underwriting discounts and commissions payable thereon. The repurchase is conditional on the completion of the offering. See “Use of Proceeds.”

The following table sets forth the cash proceeds that our executive officers will receive from the purchase by us of our common stock with the net proceeds of this offering (based on an assumed initial public offering price of $                , the midpoint of the price range set forth on the cover of this prospectus):

Name	Shares of common stock held before this offering	Shares of common stock to be sold to us	Cash proceeds
Michael B. Petras, Jr.			$
Scott J. Leffler
Matthew J. Klaben

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